Exhibit 99.2

SUNDIAL GROWERS INC.

and

ALCANNA INC.

ARRANGEMENT AGREEMENT

October 7, 2021

i

ii

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
SCHEDULE E	KEY REGULATORY APPROVALS

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 7, 2021,

AMONG:

SUNDIAL GROWERS INC., a corporation existing under the laws of the Province of Alberta (the “Purchaser”)

- and -

ALCANNA INC., a corporation existing under the laws of Canada (the “Company”, and together with the Purchaser, the “Parties”, and each is a “Party”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, contractual dispute resolution process or other proceeding (whether civil, administrative, contractual, quasi-criminal or criminal) before any Governmental Entity against or involving such Person or its business or affecting its assets.

“Adjustment Transaction” has the meaning ascribed thereto in Section 2.9.

“Affected Securityholders” means, collectively, the Company Shareholders, the holders of Company PSUs, the holders of Company RSUs and the holders of Company DSUs.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106—Prospectus Exemptions.

“Agreement”, “this Agreement”, “herein”, “hereto” and “hereof” and similar expressions refer to this arrangement agreement, as the same be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto, the Company Disclosure Letter and the Purchaser Disclosure Letter.

“Alcohol Retail Laws” means, collectively: (i) the Canadian federal, provincial and territorial Laws applicable to the advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of beverage alcohol products and/or related products and the establishment, ownership and/or operation of alcohol retail stores, including, without limitation, the Gaming, Liquor and Cannabis Act (Alberta), the Liquor Control and Licensing Act (British Columbia) and the Liquor Distribution Act (British Columbia); and (ii) the respective regulations and rules made under such Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Entity in each such jurisdiction.

“Alcohol Retail Licences” means, collectively, all licences, permits, authorizations, certifications and other approvals that may be issued or granted pursuant to any Alcohol Retail Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or advisors of the holder thereof): (a) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute beverage alcohol products; (b) to establish, own and/or operate alcohol retail stores; and/or (c) to engage in any activities that contribute to or are otherwise involved in any of the foregoing.

“Appurtenances” means with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licenses, rights of occupation easements or other similar rights appurtenant to and for the benefit of that real property.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution to approve the Plan of Arrangement to be considered at the Company Meeting by Company Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in respect of the Arrangement required by subsection 192(6) of the CBCA to give effect to the Arrangement, such articles to be filed with the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of this Agreement, which shall include the Plan of Arrangement and the Final Order and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence (including Cannabis Retail Licences and Alcohol Retail Licences) or similar authorization of any Governmental Entity having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

“Award” means any judgment, decree, injunction, ruling, award, decision, determination, finding or order of any Governmental Entity.

“Books and Records” means, with respect to any Person, books and records of such Person, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form.

“Breaching Party” has the meaning ascribed thereto in Section 4.9(3).

“Bump Transaction” has the meaning ascribed thereto in Section 4.4(5).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“cannabis” has the meaning given to such term in the Cannabis Act (Canada).

“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Retail Laws, the Cannabis Act (Canada), the Cannabis Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction.

“cannabis product” has the meaning given to such term in the Cannabis Regulations (Canada).

“Cannabis Retail Laws” means, collectively: (i) the Laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act, 2018 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta) and the Cannabis Control (Saskatchewan) Act; and (ii) the respective regulations and rules made and forms prescribed under such Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Entity in each such jurisdiction.

“Cannabis Retail Licences” means, collectively, all licences, permits, authorizations, certifications and other approvals that may be issued or granted pursuant to any Cannabis Retail Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or advisors of the holder thereof): (i) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute cannabis products; (ii) to establish, own and/or operate cannabis retail stores; and/or (iii) to engage in any activities that contribute to or are otherwise involved in any of the foregoing.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada).

“CBCA” means the Canada Business Corporations Act, as amended, together with the regulations promulgated thereunder.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii).

“Closing” has the meaning ascribed thereto in Section 2.7(2).

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to perform duties on behalf of the Commissioner of Competition.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement (including, for certainty, the Arrangement and any Pre-Closing Reorganization) or a Nova Acquisition Proposal and except as disclosed in writing to the Purchaser on or prior to the date of this Agreement, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104—Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to the Company, or the Company Shareholders or any other securityholder of the Company (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of the Company that, when taken together with the shares and other securities of the Company held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of the Company or rights or interests therein and thereto;

(b)

any direct or indirect acquisition or purchase of 20% or more of the Company Assets or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase;

(c)

an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving the Company or any of the Liquor Subsidiaries;

(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving the Company or any of the Liquor Subsidiaries; or

(e)

any other transaction involving the Company, the Liquor Subsidiaries or the Company Assets that would or could reasonably be expected to materially reduce the benefits to the Purchaser of the Arrangement or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Company Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Company and the Liquor Subsidiaries which, for greater certainty, includes the Company Nova Shares and excludes the Nova Assets.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Data Room” means the materials contained in the virtual data room established by the Company as at the Data Room Cut-off Time.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company DSU Plan” means the Company’s director deferred share plan adopted by the Company Board and effective as of November 8, 2018, as amended, modified or supplemented from time to time.

“Company DSUs” means the outstanding deferred share units of the Company issued pursuant to the DSU Plan.

“Company Employee Plans” means each employee benefit plan, including, without limitation, any health, dental or other medical, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability, or other medical insurance (whether insured by contract or self-insured), mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, bonus, profit sharing, stock option, stock purchase, stock appreciation, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, termination, pension, supplemental pension, retirement, savings, supplemental retirement, or other similar plan, program, practice, policy, agreement, arrangement or undertaking (whether written or unwritten, funded or unfunded, registered or unregistered, insured or self-insured) that is established, administered, funded, contributed to or required to be contributed to by the Company or a Liquor Subsidiary for the benefit of one or more current or former employees, directors or former directors of the Company or a Liquor Subsidiary, or their respective dependents or beneficiaries, or in respect of which the Company or a Liquor Subsidiary have any actual or potential liability, but, for the avoidance of doubt, shall not include the Canada Pension Plan, any health or drug plan established and administered by a province or territory of Canada and workers’ compensation insurance provided by federal, provincial or territorial Laws in Canada, or a comparable program established and administered outside Canada.

“Company Employees” means the employees of the Company and the Liquor Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since January 1, 2020.

“Company Incentive Plans” means the Incentive Award Plan, the Company DSU Plan and any other security-based compensation arrangement of the Company.

“Company IT Systems” means those computer systems, hardware, servers, databases, software, networks, platforms, telecommunications systems and related infrastructure and any other related systems, excluding the Nova IT Systems, but including any outsourced systems or processes, used by or on behalf of the Company or any of the Liquor Subsidiaries in connection with the operation of their respective businesses.

“Company Leased Properties” means all real property or Appurtenances leased or subleased by the Company or any of the Liquor Subsidiaries, in whole or in part.

“Company Leases” has the meaning ascribed thereto in Schedule C.

“Company Licensed Intellectual Property” means all Intellectual Property and Intellectual Property Rights, other than Company Owned Intellectual Property, that are either used in the businesses of the Company or the Liquor Subsidiaries or licensed to the Company or the Liquor Subsidiaries.

“Company Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of the Company and the Liquor Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the retail alcohol industry in jurisdictions in which the Company or any of the Liquor Subsidiaries operate;

(b)

any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)

any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;

(d)

any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)	any change in applicable generally accepted accounting principles, including IFRS;

(f)	any earthquake, flood or other natural disaster;

(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(h)

any action taken (or omitted to be taken) by the Company or any of the Liquor Subsidiaries which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Purchaser in writing;

(i)	any matter which has been disclosed by the Company in the Company Disclosure Letter or in the Company Filings prior to the date hereof;

(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement;

(k)

the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(j) above); or

(l)

any change in the market price of the Company Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above), or any suspension of trading in the Company Shares on the TSX;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Company and the Liquor Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and the Liquor Subsidiaries operate, such effect may be taken into account in determining whether a Company Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect, including, without limitation, the Credit Documents and the Company Leases; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of [Amount Redacted] in the aggregate; (iii) any Contract under which Indebtedness in excess of [Amount Redacted] is or may become outstanding, other than any such Contract between two or more Liquor Subsidiaries or between the Company and one or more Liquor Subsidiary except any leases or subleases; (iv) any Contract under which the Company or any Liquor Subsidiary is obligated to make or expects to receive payments in excess of [Amount Redacted] annually or [Amount Redacted] over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [Amount Redacted], other than any leases or subleases relating to Company Leased Properties; (vii) any Contract that limits or restricts in any material respect (A) the ability of the Company or any Liquor Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company, or any Liquor Subsidiary may sell products; (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements; (ix) all Contracts required to be filed in the Company Filings; (x) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement; (xi) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Company or a Liquor Subsidiary; (xii) any Contract under which the Company or any Liquor Subsidiary is, or may become, obligated to pay any amount in respect of any indemnification obligations, purchase price adjustments or otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) a series or group of related transactions or events of the type specified in the immediately preceding clauses (A) and (B); and (xiii) any Contract that is a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity to which the Company or any Liquor Subsidiary is subject involving future performance by the Company, any Liquor Subsidiary or their respective affiliates, in each case that is material to the Company and the Liquor Subsidiaries, taken as a whole.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Nova Shares” means the 35,750,000 Nova Shares held by the Company.

“Company Owned Intellectual Property” means all Intellectual Property that is owned by, purported to be owned by, or created by or on behalf of the Company or any Liquor Subsidiary, together with all Intellectual Property Rights therein.

“Company PSUs” means the outstanding performance award units of the Company granted pursuant to the Incentive Award Plan.

“Company Reporting Jurisdictions” has the meaning ascribed thereto in Schedule C.

“Company RSUs” means the outstanding restricted award units of the Company granted pursuant to the Incentive Award Plan.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company’s Constating Documents” means the articles of incorporation and by-laws of the Company and all amendments to such articles or by-laws.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the transactions contemplated by the Arrangement, the occurrence of the following: (i) the Commissioner shall have issued (and not rescinded or amended) to the Purchaser an advance ruling certificate under Section 102 of the Competition Act; or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act; and (b) the Commissioner shall have issued (and not rescinded or amended) to the Purchaser a No Action Letter.

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Purchaser dated September 1, 2021.

“Consideration” means, with respect to each Company Share, 10.69 Purchaser Shares issuable pursuant to the Plan of Arrangement.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, note, mortgage, indenture, franchise, arrangement, understanding, undertaking, joint venture, or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject, other than the Company Employee Plans and Purchaser Employee Plans, as applicable.

“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta, or other court as applicable.

“Credit Documents” means, collectively, the credit agreement dated April 30, 2019 between, inter alia, the Company and Canadian Imperial Bank of Commerce, and the other agreements and instruments related thereto.

“Data Room Cut-off Time” means 2:00 p.m. (Toronto time) on October 6, 2021.

“Depositary” means such Person as the Company may appoint to act as depositary for the Company Shares in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Eligible Holder” means a beneficial holder of Company Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act, that is not exempt from tax under Part I of the Tax Act.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to the protection, investigation or restoration of public health and safety, noise control, pollution, Hazardous Substances, remediation, reclamation or the protection of the environment, and all Authorizations issued pursuant to such Laws or Contracts.

“Expense Reimbursement” has the meaning ascribed thereto in Section 8.3.

“Fairness Opinion” means the opinion of Paradigm Capital Inc. to the effect that, as of the date of this Agreement, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such Company Shareholders.

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Franchise Partners” means each of the Persons holding a Cannabis Retail Licence that is a party to a Purchaser Franchise Agreement with the Purchaser or one or more Purchaser Subsidiaries.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, Securities Authority, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange, or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

“GST/HST” has the meaning ascribed thereto in Schedule C.

“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated, classified or regulated under or pursuant to any Environmental Law as dangerous, hazardous, radioactive, explosive, contaminant, toxic, hazardous waste, special waste, or pollutant.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Incentive Award Plan” means the Company’s amended and restated incentive award plan adopted by the Company Board on April 20, 2017, as further amended effective as of March 27, 2020, as amended, modified or supplemented from time to time.

“Indebtedness” means, with respect to any Person, without duplication: (i) indebtedness of such Person for borrowed money, secured or unsecured; (ii) every obligation of such Person evidenced by bonds, debentures, notes, derived obligations or other similar instruments; (iii) every obligation of such Person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (iv) every obligation of such Person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets; (v) every capitalized or non-consolidated lease obligation of such Person; (vi) every obligation of such Person under swaps (valued at the termination value thereof); (vii) every obligation of such Person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities; and (viii) every obligation of the type referred to above of any other Person, the payment of which such Person has guaranteed or for which such Person is otherwise responsible or liable.

“Intellectual Property” means all intellectual property and information of whatever nature or kind, in all cases whether or not subject to any Intellectual Property Rights and whether or not fixed in any medium or reduced to practice, including without limitation: (i) software, source code and source materials; (ii) business names, trade names, domain names, social media account names, trading styles, logos, trade secrets, industrial designs and copyright protected works; (iii) inventions, formulae, product formulations, processes and processing methods, technology and techniques; (iv) know-how, trade secrets, research and technical data; and (v) studies, findings, algorithms, instructions, guides, manuals and designs.

“Intellectual Property Rights” means: (i) any and all worldwide proprietary rights provided under (A) patent law, (B) copyright law, (C) trademark law, (D) design patent or industrial design law, (E) semi-conductor chip or mask work law, or (F) any other applicable statutory provision or common law principle, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, works, or know-how, or the expression or use thereof, and including all past, present, and future causes of action, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing; and (ii) any and all applications, registrations, licenses, sublicenses, agreements, or any other evidence of a right in any of the foregoing.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Key Regulatory Approvals” means the Competition Act Approval and the other Regulatory Approvals set forth in Schedule E hereto, and such other approvals agreed to by the Parties.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise; and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to a Party or other Person, means such Laws as are applicable to such Party or Person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its or their business, undertaking, property or securities.

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Liquor Subsidiaries” means, collectively, Liquor Stores Limited Partnership, Liquor Stores GP Inc., Canadian Liquor Retailers Alliance GP Inc., Canadian Liquor Retailers Alliance Limited Partnership, Vines of Riverbend GP Inc., Vines of Riverbend Limited Partnership, 2132574 Alberta Ltd. and each of their respective Subsidiaries.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(d).

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Money Laundering Laws” means any Law governing financial recordkeeping and reporting requirements, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, and any applicable money laundering-related laws of other jurisdictions where the Company or the Purchaser, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

“NASDAQ” means the NASDAQ Capital Market.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“No Action Letter” means written confirmation from the Commissioner confirming that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement.

“Nova” means Nova Cannabis Inc., a corporation existing under the laws of Alberta.

“Nova Acquisition Proposal” means any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104—Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to the Company (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)

any direct or indirect sale, issuance or acquisition of Nova Shares or other securities (or securities convertible or exercisable for Nova Shares) that, when taken together with the Nova Shares and other securities of Nova held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of Nova or rights or interests therein and thereto;

(b)

any direct or indirect acquisition or purchase of 20% or more of the Nova Assets or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase;

(c)

an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving the Nova or any member of the Nova Group;

(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving Nova or any member of the Nova Group; or

(e)

any other transaction involving the Nova Group or the Nova Assets that would or could reasonably be expected to materially reduce the benefits to the Purchaser of the Arrangement or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Nova Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Nova Group.

“Nova CFRA” means the collaboration and financial reporting agreement between the Company and Nova dated March 22, 2021, as may be amended or supplemented from time to time.

“Nova Data Room” means the materials contained in the virtual data room established by Nova as at the Data Room Cut-off Time.

“Nova Filings” means all documents publicly filed by or on behalf of Nova on SEDAR since January 1, 2020.

“Nova Group” means, collectively, Nova and each of its Subsidiaries.

“Nova IRA” means the investor rights agreement between the Company and Nova dated March 22, 2021, as may be amended or supplemented from time to time.

“Nova IT Systems” means those computer systems, hardware, servers, databases, software, networks, platforms, telecommunications systems and related infrastructure and any other related systems, including any outsourced systems or processes, used by or on behalf of any member of the Nova Group in connection with the operation of their respective businesses.

“Nova Leased Properties” means all real property or Appurtenances leased or subleased by any member of the Nova Group, in whole or in part.

“Nova Leases” has the meaning ascribed thereto in Schedule C.

“Nova Licensed Intellectual Property” means all Intellectual Property and Intellectual Property Rights, other than Nova Owned Intellectual Property, that is either used in the businesses of any member of the Nova Group or licensed to any member of the Nova Group.

“Nova Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of the Nova Group, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, including, without limitation:

(i)	the delisting of the Nova Shares from the TSX (or such other stock exchange on which the Nova Shares may be listed) without the prior written consent of the Purchaser;

(ii)	the termination of the Nova MSA, the Nova IRA and/or the Nova CFRA without the prior written consent of the Purchaser;

(iii)

the revocation or suspension of any ten (10) or more Cannabis Retail Licences held by any one or more members of the Nova Group, or the revocation or suspension of any one or more Cannabis Retail Licences through which, in the aggregate, fifteen percent (15%) or more of the revenue of the Nova Group is generated (as determined as of the date of this Agreement); and

(iv)

the disposition or closure by any one or more members of the Nova Group of (i) any ten (10) or more cannabis retail stores operated by the Nova Group, or (ii) any one or more cannabis retail stores through which, in the aggregate, fifteen percent (15%) or more of the revenue of the Nova Group is generated (as determined as of the date of this Agreement), except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the retail cannabis industry in jurisdictions in which any member of the Nova Group operates;

(b)

any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)

any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;

(d)

any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)	any change in applicable generally accepted accounting principles, including IFRS;

(f)	any earthquake, flood or other natural disaster;

(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(h)

the failure of Nova to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Nova Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(g) above); or

(i)

any change in the market price of the Nova Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Nova Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(h) above), or any suspension of trading in the Nova Shares on the TSX;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Nova Group, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Nova Group operates, such effect may be taken into account in determining whether a Nova Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Nova Material Adverse Effect” has occurred.

“Nova Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Nova Material Adverse Effect, including, without limitation, the Nova Leases, the Nova MSA, the Nova IRA and the Nova CFRA; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of [Amount Redacted] in the aggregate; (iii) any Contract under which Indebtedness in excess of [Amount Redacted] is or may become outstanding, other than any such Contract between two or more members of the Nova Group or any leases or subleases; (iv) any Contract under which any member of the Nova Group is obligated to make or expects to receive payments in excess of [Amount Redacted] annually or [Amount Redacted] over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [Amount Redacted], other than any leases or subleases relating to Nova Leased Properties; (vii) any Contract that limits or restricts in any material respect (A) the ability of any member of the Nova Group to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom any member of the Nova Group may sell products; (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements; (ix) all Contracts required to be filed in the Nova Filings; (x) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement; (xi) any Contract providing for the obligation of any member of the Nova Group to pay or provide any other form of compensation upon the consummation of the transactions contemplated hereunder; and (xii) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of any member of the Nova Group.

“Nova MSA” means the management and administrative services agreement between the Company and Nova dated March 22, 2021, as may be amended or supplemented from time to time.

“Nova Owned Intellectual Property” means all Intellectual Property that is owned by, purported to be owned by, or created by or on behalf of any member of the Nova Group, together with all Intellectual Property Rights therein.

“Nova Shares” means common shares in the capital of Nova.

“Ordinary Course” means, with respect to an action taken by a Party (and, in the case of the Company, including the Liquor Subsidiaries and, in the case of the Purchaser, including the Purchaser Subsidiaries), that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Party (and, in the case of the Company, including the Liquor Subsidiaries and, in the case of the Purchaser, including the Purchaser Subsidiaries) consistent with past practice, as the same may be varied, in good faith and on a commercially reasonable basis, to take into account any applicable guidelines, recommendations or measures of a Governmental Entity in response to the actual or reasonably anticipated effect of the COVID-19 pandemic.

“Outside Date” means February 28, 2022, or such later date as may be agreed to in writing by the Parties, subject to the right of either Party, with the written consent of the other Party (such consent not to be unreasonably withheld), to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity no later than 5:00 p.m. (Calgary time) on the date that is five (5) days prior to the original Outside Date (and any subsequent Outside Date); provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if it has failed to fulfill any of its obligations in this Agreement (including Section 4.5 and Section 4.6) in relation to obtaining such outstanding Key Regulatory Approvals.

“Parties” has the meaning ascribed thereto in the preamble and “Party” means either one of them.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(a)	the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and recorded against title and any statutory exceptions to title;

(b)

inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property;

(c)

registered easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);

(d)	encroachments that do not materially impair or affect the current use or value of any real property and minor defects or irregularities in title to any real property;

(e)	Liens for Taxes not yet due or in respect of which an applicable reserve has been made;

(f)

Liens imposed by Law and incurred in the Ordinary Course for obligations, including in respect of pledges or deposits under workers’ compensation, social security or similar Laws, for amounts not yet due or delinquent, or that are otherwise being contested in good faith by appropriate proceedings and in respect of which an applicable reserve has been made;

(g)

zoning and building by-laws and ordinances, airport zoning regulations, regulations made by public authorities and other restrictions affecting or controlling the use or development of any real property;

(h)

registered agreements affecting real property with any municipal, provincial or federal governments or authorities and any public utilities, including (without limitation) subdivision agreements, development agreements, and site control agreements, in each case that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);

(i)	any notices of leases registered on title and licenses of occupation;

(j)	Liens as listed and described in Section 1.1 of the Company Disclosure Letter or the Purchaser Disclosure Letter, as applicable;

(k)	purchase money liens and liens securing rental payments under capital lease arrangements; and

(l)

such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any data or information, in any medium whatsoever, about an identifiable individual or which can be used alone or in conjunction with any other data or information to identify an individual and includes any data or information that constitutes “personal information”, as such term is defined in applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Closing Reorganization” has the meaning ascribed thereto in Section 4.4(1)(a).

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), an Act respecting the protection of personal information in the private sector (Québec), and any other Law governing the collection, use, disclosure, processing and protection of Personal Information.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Purchaser and the Purchaser Subsidiaries.

“Purchaser Board” means the board of directors of the Purchaser, as constituted from time to time.

“Purchaser Convertible Securities” means the Purchaser DSUs, Purchaser RSUs, Purchaser Warrants and Purchaser Options.

“Purchaser Data Room” means the materials contained in the virtual data room established by the Purchaser as at the Data Room Cut-off Time.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Purchaser to the Company with this Agreement.

“Purchaser DSUs” means the outstanding deferred share units of the Purchaser granted pursuant to the Purchaser Incentive Plans.

“Purchaser Employee Plans” means each employee benefit plan, including, without limitation, any health, dental or other medical, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability, or other medical insurance (whether insured by contract or self-insured), mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, bonus, profit sharing, stock option, stock purchase, stock appreciation, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, termination, pension, supplemental pension, retirement, savings, supplemental retirement, or other similar plan, program, practice, policy, agreement, arrangement or undertaking (whether written or unwritten, funded or unfunded, registered or unregistered, insured or self-insured) that is established, administered, funded, contributed to or required to be contributed to by the Purchaser or a Purchaser Subsidiary for the benefit of one or more current or former employees, directors or former directors of the Purchaser or a Purchaser Subsidiary, or their respective dependents or beneficiaries, or in respect of which the Purchaser or a Purchaser Subsidiary have any actual or potential liability, but, for the avoidance of doubt, shall not include the Canada Pension Plan, any health or drug plan established and administered by a province or territory of Canada and workers’ compensation insurance provided by federal, provincial or territorial Laws in Canada, or a comparable program established and administered outside Canada.

“Purchaser Employees” means the employees of the Purchaser and the Purchaser Subsidiaries.

“Purchaser Filings” means all documents publicly filed by or on behalf of the Purchaser on SEDAR and/or EDGAR since January 1, 2020.

“Purchaser Incentive Plans” means any security-based compensation arrangement of the Purchaser, including the plans relating to the Purchaser Options, Purchaser DSUs and Purchaser RSUs.

“Purchaser Information” has the meaning ascribed thereto in Section 2.4(4).

“Purchaser Franchise Agreements” means, collectively, all franchise agreements, licensing agreements, management services agreements, partnership agreements, joint venture agreements, royalty agreements or other similar Contracts entered into by the Purchaser or any Subsidiary thereof pursuant to which: (a) the Purchaser granted to another Person the right to operate a cannabis retail store with the Purchaser Owned Intellectual Property; (b) the Purchaser or any Purchaser Subsidiary obtained the right to manage or otherwise operate a cannabis retail store not owned by the Purchaser or any Purchaser Subsidiary; and/or (c) the Purchaser or any Purchaser Subsidiary otherwise receives income arising out of the operation of a cannabis retail store not owned by the Purchaser or any Purchaser Subsidiary.

“Purchaser IT Systems” means those computer systems, hardware, servers, databases, software, networks, platforms, telecommunications systems and related infrastructure and any other related systems, including any outsourced systems or processes, used by or on behalf of the Purchaser or the Purchaser Subsidiaries in connection with the operation of their respective businesses.

“Purchaser Leases” has the meaning ascribed thereto in Schedule D.

“Purchaser Leased Properties” means all real property or Appurtenances leased or subleased by the Purchaser or any of the Purchaser Subsidiaries in whole or in part.

“Purchaser Licensed Intellectual Property” means all Intellectual Property and Intellectual Property Rights, other than Purchaser Owned Intellectual Property, that are either used in the businesses of the Purchaser, the Purchaser Subsidiaries and the SunStream Group (based on the knowledge of the Purchaser in the case of the SunStream Group) or licensed to the Purchaser, the Purchaser Subsidiaries and the SunStream Group (based on the knowledge of the Purchaser in the case of the SunStream Group).

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of the Purchaser and the Purchaser Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the cannabis production industry and retail cannabis industry in jurisdictions in which the Purchaser and the Purchaser Subsidiaries operate;

(b)

any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)

any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;

(d)

any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)

any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;

(f)	any earthquake, flood or other natural disaster;

(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(h)

any action taken (or omitted to be taken) by the Purchaser or any Purchaser Subsidiary which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Company in writing;

(i)	any matter which has been disclosed by the Purchaser in the Purchaser Disclosure Letter or in the Purchaser Filings prior to the date hereof;

(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement;

(k)

the failure of the Purchaser to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(i) above); or

(l)

any change in the market price of any securities of the Purchaser (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(j) above), or any suspension of trading in securities generally on any securities exchange on which any securities of the Purchaser trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Purchaser and the Purchaser Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Purchaser and the Purchaser Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Purchaser Material Adverse Effect; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of [Amount Redacted] in the aggregate; (iii) any Contract under which indebtedness in excess of [Amount Redacted] is or may become outstanding, other than any such Contract between two or more Purchaser Subsidiaries or between the Purchaser and one or more Purchaser Subsidiaries except any leases or subleases; (iv) any Contract under which the Purchaser or any Purchaser Subsidiary is obligated to make or expects to receive payments in excess of [Amount Redacted] annually or [Amount Redacted] over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [Amount Redacted], other than any leases or subleases relating to Purchaser Leased Properties; (vii) all Purchaser Franchise Agreements; (viii) any Contract that limits or restricts in any material respect (A) the ability of the Purchaser or any Purchaser Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Purchaser or any Purchaser Subsidiary; (ix) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements other than any Purchaser Franchise Agreements; (x) all contracts required to be filed in the Purchaser Filings; (xi) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among the Purchaser and the Purchaser Subsidiaries; (xii) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Purchaser or a Purchaser Subsidiary; (xiii) any Contract under which the Purchaser or any Purchaser Subsidiary is, or may become, obligated to pay any amount in respect of any indemnification obligations, purchase price adjustments or otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) a series or group of related transactions or events of the type specified in the immediately preceding clauses (A) and (B); and (xiv) any Contract that is a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity to which the Purchaser or any Purchaser Subsidiary is subject involving future performance by the Purchaser, any Purchaser Subsidiary or their respective affiliates, in each case that is material to the Purchaser and the Purchaser Subsidiaries, taken as a whole.

“Purchaser Options” means stock options of the Purchaser granted pursuant to the Purchaser Incentive Plans.

“Purchaser Owned Intellectual Property” means all Intellectual Property that is owned by, purported to be owned by, or created by or on behalf of the Purchaser or any Purchaser Subsidiary, together with all Intellectual Property Rights therein.

“Purchaser Owned Real Property” means the real property to which the Purchaser and the Purchaser Subsidiaries have good, valid, marketable and defensible title.

“Purchaser Reporting Jurisdictions” has the meaning ascribed thereto in Schedule D.

“Purchaser RSUs” means the outstanding restricted share units of the Purchaser granted pursuant to the Purchaser Incentive Plans.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Purchaser Subsidiaries” means the Purchaser’s wholly-owned Subsidiaries.

“Purchaser Warrants” means the outstanding simple warrants, performance warrants or derivative warrants of the Purchaser entitling the holder thereof to receive Purchaser Shares, in accordance with the terms thereof.

“Purchaser’s Constating Documents” means the articles of incorporation and by-laws of the Purchaser and all amendments to such articles or by-laws.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision, non-objection or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or otherwise no longer be effective, in each case required in connection with the transactions that are the subject of the Arrangement, including, without limitation, the Key Regulatory Approvals.

“Representative” means, with respect to a Party, any legal, financial or other professional advisor or agent of a Party or its wholly-owned Subsidiaries.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.

“Section 85 Election” has the meaning ascribed thereto in Section 4.14.

“Securities Authority” means the Alberta Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada and, in the case of the Purchaser, also includes the United States Securities and Exchange Commission (the “SEC”).

“Securities Laws” means the Securities Act (Ontario), the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder and, in the case of the Purchaser, also includes applicable U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106—Prospectus Exemptions.

“SunStream” means SunStream Bancorp Inc., a corporation existing under the laws of Alberta.

“SunStream Group” means SunStream, together with its Subsidiaries.

“Superior Proposal” means any bona fide written Company Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company and its Liquor Subsidiaries on a consolidated basis that did not result from a breach of Article 5 and: (i) that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Company Acquisition Proposal; (ii) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board after receipt of advice from its financial advisors and outside legal counsel, that any financing required to complete such Company Acquisition Proposal has been obtained or is reasonably likely to be obtained; (iii) that is not subject to a due diligence condition and/or access condition; (iv) in respect of which the Company Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisors and outside legal counsel) that such Company Acquisition Proposal would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(b).

“Support Agreements” means voting support agreement dated as of the date hereof between the Purchaser and each of the Supporting Shareholders.

“Supporting Shareholders” means Ace Liquor Corporation and each of the directors and executive officers of the Company, together with their respective affiliates, that hold Company Shares (as calculated on a fully diluted basis) as of the date hereof.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as may be amended from time to time.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes.

“Terminating Party” has the meaning ascribed thereto in Section 4.9(3).

“Termination Amount” has the meaning ascribed thereto in Section 8.2(1).

“Termination Notice” has the meaning ascribed thereto in Section 4.9(3).

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.8(1).

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means United States federal securities laws, including the U.S. Securities Act and the U.S. Exchange Act, and any applicable securities laws of any state of the United States.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“wilful breach” means a material breach of this Agreement that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2     Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Phrasing. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section paragraph of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Data Room, or (ii) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)

Knowledge. Where any representation or warranty is expressly qualified by reference to the “knowledge of the Company”, it is deemed to refer to the actual knowledge of James Burns, Matthew Hewson and David Gordey after due and reasonably diligent inquiry. Where any representation or warranty is expressly qualified by reference to “knowledge of the Purchaser”, it is deemed to refer to the actual knowledge of Zachary George, Jim Keough and Kristine Dow after due and reasonably diligent inquiry.

(g)

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(h)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Calgary time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Calgary time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(i)	Time References. References to time are to local time, Calgary, Alberta, unless otherwise stated.

(j)	Schedules. The schedules attached to this Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter form an integral part of this Agreement for all purposes of it.

(k)

Company Disclosure Letter. The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

(l)

Purchaser Disclosure Letter. The Purchaser Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT AND COMPANY MEETING

Section 2.1    Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2    Interim Order

Subject to the terms and conditions of this Agreement, as soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192(3) of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)

that the required level of approval for the Arrangement Resolution shall be: (i) two-thirds (66 2/3%) of the votes cast on such resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting; and (ii) if required under MI 61-101, a majority of the votes cast on such resolution by the Company Shareholders (other than those the votes of which are required to be excluded from the “minority approval” vote under MI 61-101) present in person or represented by proxy at the Company Meeting;

(c)

that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law or as agreed to in writing between the Parties, each acting reasonably;

(d)

that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that it is the Purchaser’s intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Purchaser Shares pursuant to the Plan of Arrangement, based and conditioned upon the Court’s approval of the Arrangement and determination that the Arrangement is fair to Company Shareholders, following a hearing at which all of the Company Shareholders are permitted to appear before the Court, and after the Court has considered the substantive and procedural terms and conditions thereof;

(h)

that each Company Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time;

(i)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(j)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, acting reasonably.

Section 2.3    The Company Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable and shall use commercially reasonable efforts to convene and conduct the Company Meeting on or before December 16, 2021 (and in any event, subject to the Purchaser’s compliance with Section 2.4(4), not later than January 6, 2022) or such other date as the Parties hereto otherwise agree in writing each acting reasonably (provided that it shall be deemed reasonable for a Party to refuse to agree to another date if a later date is requested by the other Party as a result of an event that was not outside the reasonable control of such other Party), and set the record date for the Company Shareholders entitled to vote at the Company Meeting as promptly as practicable after the date hereof, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 4.9(3) or Section 5.4(5) or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity, provided that: (i) upon the reasonable request of the Purchaser, the Company shall adjourn or postpone the Company Meeting to a date specified by the Purchaser, provided that the Company Meeting, so adjourned or postponed, shall not be later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is 20 Business Days prior to the Outside Date, and (ii) the Company shall be entitled to adjourn or postpone the Company Meeting to a date that is not later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event, shall be no later than the date that is 20 Business Days prior to the Outside Date, in each case for the purposes of attempting to obtain the level of approval of the Company Shareholders required by the Interim Order;

(b)

subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, and at the direct expense of the Purchaser and/or any of its affiliates, using proxy solicitation services firms (acceptable to the Company, acting reasonably) to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;

(d)	give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)

as promptly as reasonably practicable, advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three (3) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)

as promptly as reasonably practicable, advise the Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders;

(g)

not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the Purchaser, acting reasonably. The Company shall make any payments or settlements with respect to Dissent Rights solely out of its own funds. No funds will be supplied by the Purchaser, nor will the Purchaser directly or indirectly reimburse the Company, for any payments with respect to Dissent Rights; and

(h)

not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or except as set out in the Interim Order or as agreed to in writing between the Parties, each acting reasonably.

Section 2.4    The Company Circular

(1)

Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall: (i) as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser as contemplated by this Section 2.4, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement; and (ii) as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such other documents to be filed with or furnished to the Securities Authorities and the TSX as required by Law and disseminated to each Company Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held in accordance with Section 2.3.

(2)

The Company shall ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any Purchaser Information pursuant to Section 2.4(4)) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Company Board has, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders and unanimously recommends that Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iii) a statement that each executive officer who owns Company Shares and each director of the Company who owns Company Shares intends to vote all of such Person’s Company Shares (including any Company Shares issued upon the vesting and settlement of any Company PSUs and Company RSUs) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the corresponding Support Agreements; and (iv) a statement that the Supporting Shareholders have each entered into their respective Support Agreements.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all Purchaser Information included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide to the Company all information regarding the Purchaser, the Purchaser Shares and the Purchaser Subsidiaries, and shall use commercially reasonable efforts to provide to the Company all information regarding the SunStream Group, in each case required by the Interim Order or Law for inclusion in the Company Circular or in any amendments or supplements to such Company Circular (collectively, the “Purchaser Information”). The Purchaser shall also use commercially reasonable efforts to obtain any necessary consents from its auditors and any other advisors to the use of any financial or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor. The Purchaser shall ensure that the Purchaser Information does not include any Misrepresentation.

(5)

The Purchaser shall indemnify and save harmless the Company and the Liquor Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages, expenses, interest awards, or penalties to which the Company or any of its Representatives may be subject or which the Company or any of its Representatives may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in the Purchaser Information that was furnished by the Purchaser and its Representatives for inclusion in the Company Circular, including any order made, or any inquiry, investigation or Action instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation in the Purchaser Information.

(6)

Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5    Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Arrangement Resolution is passed at the Company Meeting or such other date as may be agreed to in writing between the Parties, each acting reasonably.

Section 2.6    Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any information required to be supplied by the Purchaser and included in such materials. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, the Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and the Plan of Arrangement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

Section 2.7    Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(2)

Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the second Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) at the offices of McCarthy Tétrault LLP, 421 7th Avenue SW, Suite 4000, Calgary, Alberta, T2P 4K9, at 8:00 a.m. (Calgary time), unless another time or date is agreed to in writing by the Parties. The Company shall file the Articles of Arrangement with the Director on the day of Closing.

Section 2.8    Payment of Consideration

The Purchaser shall, prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with Section 2.7(2), provide or cause to be provided to the Depositary with an irrevocable direction for the benefit of and to be held on behalf of the Company Shareholders entitled to receive Purchaser Shares for the issuance of the Purchaser Shares (the terms and conditions of such escrow and direction to be satisfactory to the Company and the Purchaser, acting reasonably), in order to issue and deliver the aggregate Consideration as provided in the Plan of Arrangement (other than with respect to Company Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) at Closing.

Section 2.9    Adjustments to Consideration

In the event that, after the date hereof and prior to the Closing, the Purchaser is required pursuant to the rules and policies of the NASDAQ to change, and does change, the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, subdivision, or other similar transaction (each, an “Adjustment Transaction”), the Consideration shall be equitably adjusted to eliminate the effects of such event on the Consideration; provided that the Purchaser shall have provided to the Company advance notice of the applicable Adjustment Transaction and that no such Adjustment Transaction may be effected prior to January 31, 2022.

Section 2.10    Treatment of Incentive Securities

(1)

The Parties acknowledge that the Arrangement will trigger a “change of control” under the Incentive Award Plan and related agreements which govern the Company PSUs and Company RSUs and, as such, the Company PSUs and Company RSUs will not be assumed by the Purchaser pursuant to the Arrangement, and the vesting of the Company PSUs and Company RSUs shall be accelerated and become fully vested immediately prior to the Effective Date as a result of the completion of the Arrangement. With respect to payments to be made in respect of Company PSUs and Company RSUs for which the Payment Date (as defined in the Incentive Award Plan) is accelerated as a result of the Arrangement, the Company shall make such payment, in cash, to the holders of the Company PSUs and Company RSUs immediately prior to the Effective Time in settlement of the outstanding Company PSUs and Company RSUs (and the Company may withhold, in its sole discretion, from such settlement of the Company PSUs and Company RSUs an amount equal to the amount of employee withholding Taxes required to be remitted by the Company in connection with such settlement).

(2)

In connection with the vesting of such Company PSUs in accordance with the Incentive Award Plan the Payout Multiplier (as defined in the Incentive Award Plan) shall be as disclosed in the Company Disclosure Letter.

(3)

If a holder of Company DSUs ceases to be a member of the Company Board (and does not remain an employee of the Company or an affiliate of the Company or a member of the board of directors of any affiliate of the Company) in connection with the Arrangement, then the Company DSUs held by such holder will be settled in cash and redeemed in strict accordance with the terms of the Company DSU Plan, without the making of any adjustments or other determinations as may be available to the Company Board, or any committee thereof, in their discretion pursuant to the terms of the Company DSU Plan or any Company DSUs granted thereunder, provided that the settlement date of such Company DSUs shall be as soon as practicable after the holder’s termination.

(4)

In respect of the settlement of any Company DSUs, Company PSUs and Company RSUs granted under the Company Incentive Plans following the date hereof (including, for greater certainty, payments made in respect of Company DSUs, Company PSUs and Company RSUs for which vesting has accelerated as a result of the Arrangement), the Company hereby covenants and agrees that such payments will be determined in strict accordance with the terms of the Company Incentive Plans, without the making of any adjustments or other determinations as may be available to the Company Board, or any committee thereof, in their discretion pursuant to the terms of the Company Incentive Plans or any Company DSUs, Company PSUs and/or Company RSUs, as applicable, granted thereunder.

(5)

The Company shall (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration to be paid to the holders of the Company DSUs, Company PSUs and Company RSUs, as applicable, in connection with the Arrangement; and (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Company Shares, if any, to be issued in settlement of Company PSUs and Company RSUs in connection with the Arrangement.

(6)	For greater certainty, Section 2.9(1) shall apply with respect to the settlement or redemption of the Company DSUs, Company PSUs and Company RSUs.

Section 2.11    Withholding Taxes

The Purchaser, the Company, the Depositary and any other Person that makes a payment to an Affected Securityholder under the Plan of Arrangement or this Agreement shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to such Affected Securityholder such amounts as the Purchaser, the Company, the Depositary, or such other Person are required or directed to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration issuable or otherwise payable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under this Agreement as having been paid to the Affected Securityholder in respect of which such deduction, withholding and remittance was made. Each of the Purchaser, the Company, the Depositary or any other Person that makes a payment to any Affected Securityholder hereunder shall be authorized to sell or otherwise dispose of such portion of the Purchaser Shares otherwise issuable to such Affected Securityholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Affected Securityholder and remit any unapplied balance of the net proceeds of such sale to such Affected Securityholder.

Section 2.12    Applicable U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that all Consideration issued to Company Shareholders will be issued by the Purchaser upon completion of the Arrangement in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and pursuant to exemptions from applicable securities Laws of any state of the United States. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Company Shareholders, subject to the Arrangement;

(d)

the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders at which all Company Shareholders will have a right to attend and the Company will ensure that each person entitled to receive Consideration on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

the Company Shareholders entitled to receive Consideration will be advised that such securities issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption and in accordance with exemptions from all applicable securities laws of any state of the United States;

(f)

each Company Shareholder will be advised that with respect to securities issued to persons who are “affiliates” (as such term is defined under Rule 144 under the U.S. Securities Act) of the Purchaser or persons who have been “affiliates” of the Purchaser within 90 days prior to the Effective Date, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(g)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to the Company Shareholders;

(h)

the Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(i)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

Section 2.13    U.S. Tax Matters

(1)

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment. Within 45 days after the Effective Date, the Purchaser shall complete and post on its website an IRS Form 8937 reporting the Arrangement as a tax-deferred reorganization under section 368(a) of the U.S. Tax Code.

(2)

Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of section 368(a) of the U.S. Tax Code.

(3)

For greater certainty, neither Party makes any representation, warranty, or covenant to the other Party or to any Company Shareholder, Purchaser Shareholder or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax Law, and the tax-free treatment of the Arrangement and the performance of covenants contained in Section 2.13(2) shall not be a condition to the Arrangement.

Section 2.14    List of Company Shareholders

At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company PSUs and Company RSUs), a list of all other Affected Securityholders and a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties of the Company

(1)

Except as disclosed in the Company Filings or the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(3)

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.1 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

Section 3.2    Representations and Warranties of the Purchaser

(1)

Except as disclosed in the Purchaser Filings or the Purchaser Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.2 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4

COVENANTS

Section 4.1    Conduct of Business of the Company

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by Law or a Governmental Entity; (iv) in respect of reasonable payments to legal and financial advisors in connection with the Company’s response to a Company Acquisition Proposal in accordance with the terms of this Agreement; or (v) as contemplated by the Company Disclosure Letter, the Company shall, and shall cause each Liquor Subsidiary to, conduct its business in the Ordinary Course (other than in the case of an emergency or exigent circumstances, the details of which shall be furnished by the Company to the Purchaser in writing as soon as reasonably practicable after such emergency or exigent circumstance) and in accordance with applicable Law, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Liquor Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company and the Liquor Subsidiaries has material business relations.

(2)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement (including, for greater certainty, in connection with any Pre-Closing Reorganization, if applicable); (iii) as required by Law or a Governmental Entity; or (iv) as contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any Liquor Subsidiary to, directly or indirectly:

(a)	amend any of the Company’s Constating Documents its articles of incorporation, articles of amalgamation, by-laws or similar respective organizational documents of any Liquor Subsidiary;

(b)	split, combine, reclassify or amend the terms of any class or series of share capital of the Company or any Liquor Subsidiary;

(c)	amend the terms of any outstanding securities that are exercisable or exchangeable for, or convertible into, Company Shares;

(d)	reduce the stated capital of the Company or any of its Subsidiaries;

(e)	declare, pay or issue any dividend in respect of the Company Shares;

(f)

except as disclosed in the Company Disclosure Letter, redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Shares or any securities of any Subsidiary;

(g)	except as required pursuant to any Pre-Closing Reorganization, sell, pledge or encumber or otherwise agree or offer to sell, pledge or encumber any Nova Shares;

(h)

issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares of the Company or any Liquor Subsidiary or any options, warrants or similar rights exercisable or exchangeable for or convertible into shares of the Company or any Liquor Subsidiary, except for the issuance of Company Shares issuable upon the vesting and settlement of the currently outstanding Company PSUs or Company RSUs;

(i)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of [Amount Redacted] for all such transactions, other than Ordinary Course acquisitions of inventory or Ordinary Course acquisitions under procurement contracts;

(j)

except as disclosed in the Company Disclosure Letter, sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any Company Assets which have a value greater than [Amount Redacted] in the aggregate, other than the sale, lease, disposition or other transfer of inventories or other assets in the Ordinary Course;

(k)

make any material capital expenditures, other than as incurred in connection with this Agreement and the transactions contemplated herein, as disclosed in the Company Disclosure Letter and other than in the Ordinary Course or to ensure the maintenance of the current standard of operations;

(l)

except as disclosed in the Company Disclosure Letter and pursuant to the transactions contemplated herein, reorganize or amalgamate or merge with or into another Person or, in respect of Nova or any of the Liquor Subsidiaries, agree to or support any of the foregoing;

(m)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Liquor Subsidiary or, in respect of Nova, agree to or support any of the foregoing;

(n)

prepay any long-term Indebtedness before its scheduled maturity, other than repayments of Indebtedness under the Credit Documents, provided that no material breakage or other costs or penalties are payable in connection with any such prepayment;

(o)	create, incur, assume, drawdown under the Credit Documents;

(p)

become liable, in one transaction or in a series of related transactions, with respect to any Indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of [Amount Redacted];

(q)	except as disclosed in the Company Disclosure Letter, make any loan or advance to, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(r)	make any material change in the Company’s accounting principles, except as required by concurrent changes in IFRS, or pursuant to written instructions, comments or orders of a Securities Authority;

(s)	enter into any collective agreement or union agreement or amend, modify, terminate or agree to any such amendment, modification, termination or waiver of rights;

(t)

except as required by the terms of the Company Employee Plans, any written employment Contracts, as disclosed in the Company Disclosure Letter, pursuant to subsection 2.10 hereof or in the Ordinary Course: (i) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of the Company or any Liquor Subsidiary; (ii) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of the Company or any Liquor Subsidiary; (iii) increase the coverage, contributions, funding requirements or benefits available under any Company Employee Plan; (iv) except as described in the Company Disclosure Letter, increase salaries, compensation (in any form), bonus levels or make retention or success payments or other benefits payable to any director, officer, employee or consultant of the Company or any Liquor Subsidiary; (v) except as permitted hereby, enter into or amend any employment, deferred compensation or other similar Contract (or amend any such existing Contract) with any director or officer of the Company or any Liquor Subsidiary; (vi) make any material determination under any Company Employee Plan that is not in the Ordinary Course; or (vii) except as described in the Company Disclosure Letter or payments up to the aggregate of [Amount Redacted], make any bonus or profit sharing distribution or similar payment of any kind;

(u)

adopt or establish any employee benefit plan that would become a Company Employee Plan upon being adopted or established, or terminate, amend or modify, in any material way, an existing Company Employee Plan;

(v)

commence, waive, release, assign, settle or compromise any Actions in excess of an amount of [Amount Redacted] in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(w)

except as disclosed in the Company Disclosure Letter, (i) amend or modify in any material respect or terminate or waive any material right under any Company Material Contract, provided that in the case of the Nova MSA, the Nova IRA and/or the Nova CFRA, amend or modify any provisions or terminate or waive any right under such agreement, or enter into any contract or agreement that would be a Company Material Contract if in effect on the date hereof, or (ii) enter into any Company Material Contract;

(x)

except as disclosed in the Company Disclosure Letter or herein, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Liquor Subsidiary in effect on the date of this Agreement; or

(y)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

(3)

The Company further covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms it shall:

(a)	promptly advise the Purchaser in writing of any Nova Acquisition Proposal of which it becomes aware;

(b)	shall not, directly or indirectly, through any director of the Company (acting in their capacity as such), Company Employee (acting in their capacity as such) or Representative or otherwise:

(i)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records of the Nova Group) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, a Nova Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, a Nova Acquisition Proposal, provided that the Company may (x) advise any Person of the restrictions of this Agreement, and (y) contact the Person for the purposes of seeking clarification of the terms of such Nova Acquisition Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(iii)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Nova Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Nova Acquisition Proposal; or

(iv)	approve, recommend or enter into or publicly propose to enter into any agreement in respect of a Nova Acquisition Proposal;

(c)	use commercially reasonable efforts not to cause or permit to be amended or modified in any material respect or terminated or waived any material right under any Nova Material Contract; and

(d)

use commercially reasonable efforts to prevent the Nova Group from entering into any contract or agreement that would be a Nova Material Contract if in effect on the date hereof, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement (including, for greater certainty, in connection with any Pre-Closing Reorganization, if applicable); (iii) as required by Law or a Governmental Entity; or (iv) as contemplated by the Company Disclosure Letter.

(4)

Except as disclosed in the Company Disclosure Letter, the Company covenants and agrees that until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 7, the Company and Liquor Subsidiaries will (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by it, which shall be correct and complete in all material respects, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted and (iii) not without prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned, or delayed (A) make any Tax election, file any material information schedule, material return or material designation, or settle or compromise any Tax claim, assessment, reassessment or liability, (B) file any amended Tax Return, file any notice of appeal or otherwise initiate any Action with respect to Taxes, (C) enter into any agreement with a Governmental Entity with respect to Taxes, (D) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (E) consent to the extension or waiver of the limitation period applicable to any Tax matter, (F) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law, (G) enter into any tax sharing, tax allocation or tax indemnification agreement, (H) make a request for a tax ruling to any Governmental Entity, or (I) take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and/or its affiliates in respect of any property owned or to be owned directly or indirectly by the Company or its affiliates.

(5)

The Company shall keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving the Company or any Liquor Subsidiary (other than Ordinary Course communications which could not reasonably be expected to be material to the Company). The Company will consider in good faith any reasonable requests by the Purchaser that the Company or its Liquor Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency (provided that, for greater certainty, the Company shall be obligated pursuant to Section 4.1(4) not to take any action regarding such matters without the consent of the Purchaser). The Purchaser may request that the Company take or cause the Liquor Subsidiaries to take any action referred to in Section 4.1(3) where such action is necessary to preserve the Company or relevant Subsidiary’s rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period). The Company may only refuse such requests where, acting reasonably (and providing evidence of the same to the Purchaser) such actions would be illegal or harm the Company.

(6)

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended to allow the Purchaser to exercise material influence over the operations of the Company or any Subsidiary prior to the Effective Time.

Section 4.2     Conduct of Business of the Purchaser

(1)

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by Law or a Governmental Entity; or (iv) as contemplated by the Purchaser Disclosure Letter, the Purchaser shall, and shall cause each of its wholly-owned Subsidiaries to, conduct its business in the Ordinary Course (other than in the case of an emergency or exigent circumstances, the details of which shall be furnished by the Purchaser to the Company in writing as soon as reasonably practicable after such emergency or exigent circumstance) and in accordance with applicable Law, and the Purchaser shall use commercially reasonable efforts to maintain and preserve its and the Purchaser Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Purchaser or any of the Purchaser Subsidiaries has material business relations.

(2)

Without limiting the generality of Section 4.2(1), the Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement (including, for greater certainty, in connection with any Pre-Closing Reorganization, if applicable); (iii) as required by Law or a Governmental Entity; or (iv) as contemplated by the Purchaser Disclosure Letter, the Purchaser shall not, and shall not permit any Purchaser Subsidiary to, directly or indirectly:

(a)	amend any of the Purchaser’s Constating Documents;

(b)	amend the terms of any outstanding securities of the Purchaser that are exercisable or exchangeable for, or convertible into, Purchaser Shares;

(c)	reduce the stated capital of the Purchaser or any of its wholly-owned Subsidiaries;

(d)	declare, pay or issue any dividend in respect of the Purchaser Shares;

(e)

except as disclosed in the Purchaser Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares of the Purchaser or any Purchaser Subsidiaries or any options, warrants or similar rights exercisable or exchangeable for or convertible into such shares of the Purchaser or any Purchaser Subsidiaries, except for the issuance of Purchaser Shares issuable upon the due exercise, vesting and settlement, as applicable, of the currently outstanding Purchaser Convertible Securities;

(f)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of [Amount Redacted] for all such transactions, other than Ordinary Course acquisitions of inventory or Ordinary Course acquisitions under procurement contracts;

(g)

sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any of the Purchaser Assets which have a value greater than [Amount Redacted] in the aggregate, other than the sale, lease, disposition or other transfer of inventories or other assets in the Ordinary Course;

(h)	reorganize, amalgamate or merge the Purchaser or any Purchaser Subsidiary with any third party;

(i)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser or any Purchaser Subsidiaries;

(j)

create, incur, or assume any credit facilities or otherwise become liable, in one transaction or in a series of related transactions, with respect to any Indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of [Amount Redacted];

(k)

commence, waive, release, assign, settle or compromise any Actions in excess of an amount of [Amount Redacted] in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(l)	amend or modify in any material respect or terminate or waive any material right under any Purchaser Material Contract;

(m)

except as contemplated herein, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Purchaser or any Purchaser Subsidiary in effect on the date of this Agreement; or

(n)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

(3)

The Purchaser covenants and agrees that until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 7, the Purchaser and the Purchaser Subsidiaries will (i) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed by it, which shall be correct and complete in all material respects, and (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted.

(4)

The Purchaser shall keep the Company reasonably informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving the Purchaser, any Purchaser Subsidiaries or, to the knowledge of the Purchaser, the SunStream Group (other than Ordinary Course communications which could not reasonably be expected to be material to the Purchaser).

Section 4.3     Interim Period Consents

(1)

The Purchaser will, promptly following the date hereof, designate two individuals, either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 4.1 and will ensure that such persons will respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.

(2)

The Company will, promptly following the date hereof, designate two individuals, either of whom the Purchaser may seek approval to undertake any actions not permitted to be taken under Section 4.2 and will ensure that such persons will respond, on behalf of the Company, to the Purchaser’s requests in an expeditious manner.

Section 4.4     Pre-Closing Reorganization

(1)	The Company agrees that, upon request by the Purchaser, the Company shall:

(a)

use all commercially reasonable efforts to effect such reorganizations of the Company’s business, operations and assets or such other transactions (which, for certainty, may include transactions to which the Purchaser, a Purchaser Subsidiary or member of the Nova Group may be party) as the Purchaser may request, acting reasonably (each, a “Pre-Closing Reorganization”);

(b)

co-operate with the Purchaser and its advisors in order to determine the nature of the Pre-Closing Reorganization(s) that might be undertaken and the manner in which they might most effectively be undertaken;

(c)	cooperate with the Purchaser and its advisors to seek to obtain any consents or waivers which might be required in connection with any Pre-Closing Reorganization; and

(d)

use commercially reasonably efforts to cause the Nova Group to participate in a Pre-Closing Reorganization if determined to be the manner in which a Pre-Closing Reorganization might most effectively be undertaken.

(2)

Notwithstanding the foregoing, the Company (or any Subsidiary) will not be obligated to participate in or effect any Pre-Closing Reorganization unless it determines, to its satisfaction, that any such Pre-Closing Reorganization:

(a)

does not materially impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6 or impair the ability of the Purchaser or the Company to complete the Arrangement or materially delay the completion of the Arrangement;

(b)	is not prejudicial to the Company or the Company Shareholders (having regard to the indemnities provided herein);

(c)

does not require the Company to obtain the approval of the Company Shareholders except as may be contemplated in the Company Circular prior to mailing thereof (or, after mailing of the Company Circular, does not require any amendment thereto requiring the mailing of such amendment to the Company Shareholders);

(d)	does not reduce or modify or otherwise change the substance, form or amount of the Consideration payable to the Company Shareholders pursuant to the Arrangement;

(e)

could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Company Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.4;

(f)

does not result in any material Tax (or other) costs to the Company or any Subsidiary unless the Purchaser agrees to indemnify the Company for such costs in the event that the Pre-Closing Reorganization is completed and the Arrangement is not completed;

(g)	would require or result in any breach or contravention by the Company or any Subsidiary of any Contract;

(h)	would require or result in any breach or contravention by the Company or any Subsidiary of their respective organizational documents or Law; and

(i)	is effected as close as reasonably practicable prior to the Effective Time.

(3)

Any Pre-Closing Reorganizations shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2 and shall have confirmed in writing that the Purchaser is prepared to promptly and without condition (other than compliance with this Section 4.4) proceed to effect the Arrangement. The Purchaser waives any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Subsidiary in good faith pursuant to a request by the Purchaser in accordance with this Section 4.4.

(4)

The Purchaser shall provide written notice to the Company of any proposed Pre-Closing Reorganization at least 20 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of the Company Shareholders (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Closing Reorganization. If the Arrangement is not completed other than solely due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall indemnify the Company and the Liquor Subsidiaries for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Pre-Closing Reorganization, other than loss of profit; provided however, that such indemnity shall include any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially identical structure of the Company as at the date hereof.

(5)

Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (each, a “Bump Transaction”) designed to step up the tax basis in certain capital property of the Company or the Liquor Subsidiaries for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by the Purchaser and available to the Company in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as are reasonably requested by the Purchaser.

Section 4.5     Covenants Relating to the Arrangement

(1)

Subject to Law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement, each of the Company and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, subject to Section 4.6, including:

(a)

to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

to obtain or cause to be obtained, as applicable, as soon as practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Company Material Contracts and Nova Material Contracts (which, for the avoidance of doubt, includes the Credit Documents) in connection with the Arrangement or this Agreement, or (ii) required in order to maintain the Company Material Contracts and Nova Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser;

(c)

using commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it and its Subsidiaries relating to this Agreement or the Arrangement;

(d)

upon reasonable consultation with the other Party, to oppose, lift or rescind any Award seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and to defend, or cause to be defended, any Actions to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)

If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions directly or indirectly contemplated by this Agreement, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date; and

(f)

not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Company Material Adverse Effect;

(b)	any Nova Material Adverse Effect of which it has knowledge;

(c)

any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; or (ii) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any Liquor Subsidiary as a result of the Arrangement or this Agreement; or

(d)

any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any Liquor Subsidiary that relate to this Agreement or the Arrangement.

(3)	The Purchaser shall promptly notify the Company in writing of:

(a)	any Purchaser Material Adverse Effect;

(b)

any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; or (ii) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Purchaser or any Purchaser Subsidiary as a result of the Arrangement or this Agreement; or

(c)

any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or any Purchaser Subsidiary that relate to this Agreement or the Arrangement.

Section 4.6     Key Regulatory Approvals

(1)

As soon as reasonably practicable after the date hereof, the Purchaser and the Company shall make all required or advisable notifications, registrations, filings, applications and submissions with Governmental Entities, shall promptly respond to any information requests by a Governmental Entity, and shall use their commercially reasonable efforts to obtain and maintain the Key Regulatory Approvals, so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).

(2)	Without limiting the generality of the foregoing and notwithstanding anything to the contrary in this Agreement:

(a)

within 10 Business Days of the date of this Agreement, the Purchaser and the Company shall file with the Commissioner a request for an advance ruling certificate pursuant to section 102 of the Competition Act or, in the alternative, a No Action Letter;

(b)

unless the Purchaser and the Company agree otherwise, within 10 Business Days of the date of this Agreement, the Purchaser and the Company shall file with the Commissioner their respective complete pre-merger notification forms pursuant to section 114 of the Competition Act, unless the Purchaser and the Company agree otherwise; and

(c)

the Purchaser shall use its commercially reasonable efforts to obtain the Competition Act Approval as soon as reasonably practicable from the date of this Agreement and in any event prior to the Outside Date, which efforts include, without limitation, proposing, negotiating, agreeing to and effecting the sale, divestiture of the businesses or assets of the Parties or their affiliates (other than the Nova Group) or other remedy, which action shall be conditioned upon the completion of the transactions contemplated by the Arrangement; provided, however, that nothing in this Agreement shall require any Party to propose, agree to or effect any action that is material to the Purchaser or the Company.

(3)

With respect to obtaining the Key Regulatory Approvals and the other matters identified in this Section 4.6, each of the Purchaser and the Company shall, shall cause the Liquor Subsidiaries and shall use commercially reasonable efforts to cause the Nova Group to, cooperate with one another and shall provide such assistance as any Party may reasonably request in connection with obtaining the Key Regulatory Approvals as soon as reasonably practicable from the date of this Agreement and in any event prior to the Outside Date. In particular:

(a)

no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by the Arrangement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(b)

the Parties shall exchange drafts of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to be made or submitted to or filed with any Governmental Entity in respect of obtaining the Key Regulatory Approvals, and to the extent not precluded by such Governmental Entity, give the other Party a reasonable opportunity to review and will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement, provided that (i) submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to or with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or competitively sensitive information, provided that the Party must provide on, an external counsel-only and privileged and confidential basis, un-redacted versions of such written materials with any Governmental Entity in connection with obtaining Regulatory Approvals, on the basis that the redacted information will not be shared with the other Party, (ii) no Party shall be required to share with any other Party or their external counsel any highly commercially sensitive information, and (iii) the Parties shall restrict access to the filings required by Section 4.6(2) to their employees and external counsel who have a need to know;

(c)

each Party will keep the other Party and its respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Key Regulatory Approvals, and, unless participation by a Party is prohibited by Law or by such Governmental Entity, shall provide the other Party with a reasonable opportunity to participate in such meetings; and

(d)

the Purchaser and, if reasonably required, the Company, shall cause the Liquor Subsidiaries and shall use commercially reasonable efforts to cause the Nova Group to, each contest and resist any action, including any proceedings, administrative or judicial action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the transactions contemplated by the Arrangement illegal or otherwise prohibiting consummation, or materially altering, the terms or conditions, of the transactions contemplated by the Arrangement.

(4)

Notwithstanding any requirement in this Agreement, in the case of a disagreement between the Parties over the strategy, tactics or decisions relating to obtaining the Key Regulatory Approvals, the Purchaser shall, while considering the views and input of the Company in good faith and acting reasonably, have the final and ultimate authority over the appropriate strategy, tactics and decisions related to obtaining the Key Regulatory Approvals.

(5)	The Purchaser shall pay all filing fees (including any Taxes thereon) payable to any Governmental Entity in connection with any Regulatory Approvals.

Section 4.7     Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, the Company shall: (i) give to the Purchaser and its Representatives reasonable access to the Books and Records and Material Contracts of the Company and its Liquor Subsidiaries and subject to Section 4.7(3), its personnel, during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Liquor Subsidiaries; and (ii) furnish to the Purchaser and its Representatives such financial and operating data and other information as such Persons may reasonably request.

(2)

Neither the Purchaser nor any of its Representatives will contact any Company Employees, or any contractual counterparts of the Company or its Subsidiaries (in their capacity as such), except after consultation with and the approval of the Chief Executive Officer of the Company and a director of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(3)

Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would jeopardize any attorney client or other privilege claim by the Company or any of its Subsidiaries.

(4)

Investigations made by or on behalf of the Purchaser, whether under this Section 4.7(1) or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(5)

For greater certainty, the Purchaser and its affiliates shall treat, and shall cause its Representatives to treat, all information furnished to the Purchaser or any of its affiliates or Representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 4.8     Public Communications

Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, upon the advice of its legal counsel, is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. Prior to filing any document relating to the Arrangement on SEDAR or EDGAR, the Parties agree to consult with each other in order to agree on the version of the document to be filed and any necessary redaction to be made to the document.

Section 4.9     Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting or the making of the application for the Final Order, unless the Parties mutually agree otherwise, the Company shall postpone or adjourn the Company Meeting or delay making the application for the Final Order, or both, to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10     Insurance and Indemnification

(1)

Prior to the Effective Date, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from insurers providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that, for the avoidance of doubt, the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

(2)

The Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries and acknowledges that such rights shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)

If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.10.

Section 4.11     TSX Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSX with effect immediately following the acquisition by Purchaser of the Company Shares pursuant to the Arrangement.

Section 4.12     NASDAQ Listing

Subject to approval of Nova, which the Company shall use its commercially reasonable efforts to obtain, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Nova Shares to be listed on the NASDAQ with effect immediately following the acquisition by Purchaser of the Company Shares pursuant to the Arrangement.

Section 4.13     Nova Material Adverse Effect

The Company shall use its commercially reasonable efforts to, at all times, prevent the occurrence of a Nova Material Adverse Effect prior to the Effective Time.

Section 4.14     Covenants Regarding Personnel

(1)	The Purchaser covenants and agrees, and after the Effective Time, will cause the Company and any successor to the Company to covenant and agree:

(a)

to recognize each Company Employee’s length of service record with the Company or the Liquor Subsidiaries, as applicable, with no diminishment in the Company Employee’s length of service record as a result of the transactions contemplated by this Agreement, except where such recognition would result in a duplication of benefits;

(b)

based on the information that has been disclosed in writing by the Company to the Purchaser, not to provide severance payments to any Company Employee who is terminated without cause that are, in the aggregate, no less favourable for any such Company Employee than what the Company or a Liquor Subsidiary, as applicable, would have customarily provided to any such Company Employee (based on their local jurisdiction) as of the date of this Agreement;

(c)

until one year from the Closing Date, based on the information that has been disclosed in writing by the Company to the Purchaser, unless a Company Employee is terminated, to provide the Company Employees with compensation that is, in the aggregate no less favourable than the compensation provided to Company Employees from the levels in effect as of the date of this Agreement;

(d)

to use commercially reasonable efforts: (i) to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health and welfare insurance plans of Purchaser or the Purchaser Subsidiaries to be waived with respect to the Company Employees and their eligible dependents to the extent that, immediately prior to the Effective Time, such pre-conditions and limitations were not excluded from, and coverage was available under, the applicable Company Employee Plan(s), (ii) where the benefits provided under a Purchaser Employee Plan are subject to a deductible or annual limit in respect of the benefits provided to an individual during a certain period of time, to take into account the amount of any corresponding deductible or annual limit which has already been paid or applied by, or in respect of, the applicable Company Employee during such period and prior to the Effective Time under the corresponding Company Employee Plan, for the purpose of determining the amount of the deductible or annual limit to be paid or applied by, or in respect of, the Company Employee under the Purchaser Employee Plan after the Effective Time, and (iii) where service with the Purchaser is a relevant criterion under a Purchaser Employee Plan, to give each Company Employee service credit for such Company Employee’s employment with the Company or any Liquor Subsidiaries (and any predecessor entities), as applicable, for purposes of (A) vesting, (B) benefit accrual, (C) pay credit level in any cash balance or similar plan, (D) level of subsidy by Purchaser or any Purchaser Subsidiary for any health or welfare plan, and (E) eligibility to participate, in each case, under each applicable Purchaser Employee Plan, as if such service had been performed with Purchaser, except to the extent it would result in a duplication of benefits or in the treatment of a Company Employee under such Purchaser Employee Plan that is more favorable than the treatment of a similarly situated Purchaser Employee of the same age and with the same years of service; and

(e)

without limiting the foregoing, to honour and comply, in all material respects, with the terms of all existing employment, indemnification, change in control, severance, termination or other compensation agreements and employment and severance obligations of the Company or any Liquor Subsidiary, as applicable.

The Purchaser further acknowledges that the Company Employees are entitled to benefits that form a portion of overall compensation for Company Employees, and the Purchaser covenants and agrees and, after the Effective Time, will cause the Company and any successor to the Company, to provide benefits to the Company Employees that are, in the aggregate, no less favourable than those provided to the Company Employees as of the date of this Agreement.

(2)

The Company shall use its commercially reasonable efforts to obtain and deliver to the Purchaser at the Effective Time evidence reasonably satisfactory to the Purchaser of the resignations, effective as of the Effective Time, of all: (i) of the directors of the Company who are not to form part of the Purchaser Board after the Effective Time; and (ii) all of the officers of the Company requested by the Purchaser. Such resignations shall be received in consideration for the Purchaser and the Company providing releases to each such persons, in form and substance satisfactory to the Company and such resigning person, each acting reasonably (or in the case of officers who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of the Company DSUs, Company PSUs and/or Company RSUs, other payments due pursuant to the Arrangement as a Company Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any payments that may be owing to them pursuant to the terms of their employment with the Company or any Liquor Subsidiary.

(3)

Notwithstanding the generality of the foregoing, nothing in this Section 4.14 shall require or be deemed to require the Purchaser to maintain, duplicate or replicate any specific Company Employee Plan or any specific coverage or benefit under or service provider in connection with such Company Employee Plan.

Section 4.15    Tax Rollover

If requested by an Eligible Holder who receives the Consideration pursuant to the Arrangement, the Purchaser shall make a joint election with such Eligible Holder in accordance with subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial legislation) provided that such election is in accordance with the provisions of the Tax Act (and applicable provincial legislation) (a “Section 85 Election”) and complies with any procedures as may be established by the Purchaser with respect to such Section 85 Elections. The agreed amount under such joint election shall be determined by each Eligible Holder in such Eligible Holder’s sole discretion within the limits set out in the Tax Act (and applicable provincial legislation). The obligation of the Purchaser in this regard is limited to Eligible Holders that provide Purchaser with a validly completed Section 85 Election form within 90 days after the Effective Date, and the Purchaser will not assume any responsibility for the proper completion and filing of such election. The Purchaser shall, within 90 days after receiving the validly completed Section 85 Election form from an Eligible Holder, sign and return such form to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). The Purchaser will not have any obligation to make such an election in respect of any Company Shareholder other than an Eligible Holder. In its sole discretion, the Purchaser may choose to sign and return a Section 85 Election form received by it more than 90 days following the Effective Date, but it will have no obligation to do so.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1    Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any director, Company Employee or Representative:

(a)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records of the Company or any Liquor Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal, provided that the Company may (i) advise any Person of the restrictions of this Agreement, (ii) contact the Person for the purposes of seeking clarification of the terms of such Company Acquisition Proposal, and (iii) advise any Person making a Company Acquisition Proposal that the Company Board has determined that such Company Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)	make a Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Company Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Company Acquisition Proposal will not be considered to be in violation of this Article 5 provided the Company Board has rejected such Company Acquisition Proposal or affirmed the Company Board Recommendation, as the case may be, by or before the end of such five (5) Business Day period); or

(e)

approve, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to enter into any agreement in respect of a Company Acquisition Proposal.

(2)

Except as expressly provided in this Article 5, the Company shall, and shall cause the Liquor Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person (other than with the Purchaser) with respect to any inquiry, proposal or offer that would reasonably be expected to constitute a Company Acquisition Proposal, and in connection therewith, the Company will:

(a)

immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, Books and Records of the Company and Liquor Subsidiaries; and

(b)

request, and exercise all rights it has to require the return or destruction of all copies of any confidential information (including all materials including or incorporating or otherwise reflecting such confidential information) regarding the Company or any Liquor Subsidiary provided to any Person other than the Purchaser in connection with such potential Company Acquisition Proposal (including before the date of this Agreement), including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

The Company covenants and agrees not to release any Person from, or waive such Person’s obligations respecting the Company, under any confidentiality, standstill or similar agreement or restriction to which the Company is a party (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)), except to allow such Person to make a Company Acquisition Proposal confidentially to the Company Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, provided that the remaining provisions of this Article 5 are complied with, and the Company undertakes to seek to enforce, or cause it Liquor Subsidiaries to seek to enforce, all confidentiality, standstill, or similar agreements or restrictions that it or any of its Liquor Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

Section 5.2    Notification of Company Acquisition Proposals

If after the date of this Agreement the Company or any of its Liquor Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute a Company Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of the Company or any Liquor Subsidiary, in connection with such a Company Acquisition Proposal, the Company shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Company Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making such Company Acquisition Proposal.

Section 5.3    Responding to a Company Acquisition Proposal

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to obtaining the approval of the Company Shareholders of the Arrangement Resolution, the Company receives a Company Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and, subject to the Company (i) entering into a confidentiality and standstill agreement with such Person (if one has not already been entered into) containing terms that are no less favourable to the Company in the aggregate than those contained in the Confidentiality Agreement and may not restrict the Company from complying with this Article 5 (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a Company Acquisition Proposal or related communications to the Company or the Company Board); and (ii) concurrently providing the Purchaser with access to any information that was provided to such Person and not previously provided to the Purchaser may provide copies of, access to or disclosure of information, properties, facilities, Books and Records of the Company or its Liquor Subsidiaries, if:

(a)

the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; and

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5.

Section 5.4    Right to Match

(1)

If the Company receives a Company Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company Board may, or may cause the Company to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(b)

the Company or its Representatives have delivered to the Purchaser a written notice of the determination of the Company Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

(c)	the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;

(d)

at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the definitive agreement for the Superior Proposal;

(e)

after the Matching Period, the Company Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Company Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)); and

(f)

prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Amount pursuant to Section 8.2(2).

(2)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Company Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser and/or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If as a consequence of the foregoing the Company Board determines that such Company Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment to any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Company Acquisition Proposal for the purposes of this Section 5.4, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 36 hours after the Purchaser received the Superior Proposal Notice for the new Company Acquisition Proposal.

(4)

Nothing in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to a Company Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 5.4(1).

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from the Purchaser, postpone the Company Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

ARTICLE 6

CONDITIONS

Section 6.1    Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(2)

Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	NASDAQ Listing. The Purchaser Shares to be issued to Company Shareholders pursuant to the Arrangement shall have been approved for listing on NASDAQ.

(4)

Key Regulatory Approvals. All Key Regulatory Approvals in form and substance satisfactory to the Parties, acting reasonably, shall have been obtained or concluded and, in the case of waiting or suspensory periods shall have expired, been terminated or been waived.

(5)

U.S. Securities Matters. All necessary actions (including the obtaining of the Final Order which will serve as a basis of a claim to an exemption, pursuant to the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act regarding the distribution of the Consideration) shall have been taken with respect to the Arrangement so that the Consideration issued in exchange for Company Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and similar exemptions under applicable securities laws of any state of the United States.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

Section 6.2    Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser and/or its affiliates will not be required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Company set forth in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect (and, for this purpose, any reference to “material”, “Company Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Company has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case on behalf of the Company and without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time and the Company has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case on behalf of the Company and without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Dissent Rights. Company Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 10% of the outstanding Company Shares.

(4)

Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect or, to the knowledge of the Company, a Nova Material Adverse Effect and the Company shall have provided to the Purchaser a certificate of two executive officers of the Company to that effect (on the Company’s behalf and without personal liability) addressed to the Purchaser and dated the Effective Date.

(5)

No Action. No Governmental Entity having jurisdiction over the Parties or the Arrangement shall have enacted, issued, promulgated, enforced or entered any Award (whether temporary, preliminary or permanent) against the Company or its Subsidiaries or in respect of the Arrangement which is then in effect and, directly or indirectly, has the effect of materially altering the terms and conditions of the transactions contemplated by this Agreement, preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement and any Pre-Closing Reorganization), or that would reasonably be expected to have a Company Material Adverse Effect either before or after completion of the Arrangement. Other than in relation to the Competition Act Approval, no Action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of the Company, threated by any Governmental Entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement and any Pre-Closing Reorganization), or that would or that would reasonably be expected to have a Company Material Adverse Effect or a Nova Material Adverse Effect, as applicable, either before or after completion of the Arrangement.

Section 6.3    Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect (and, for this purpose, any reference to “material”, “Purchaser Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers of the Purchaser (in each case on behalf of the Purchaser and without personal liability) addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers of the Purchaser (on behalf of the Purchaser and without personal liability) addressed to the Company and dated the Effective Date.

(3)

Deposit of Irrevocable Direction. The Purchaser shall have deposited or caused to be deposited with the Depository in escrow in accordance with Section 2.8, an irrevocable direction for Purchaser Shares required to effect payment in full of the aggregate Consideration to be paid in respect of the Company Shares pursuant to the Plan of Arrangement and the Depository shall have confirmed to the Company the receipt of such irrevocable direction.

(4)

Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Purchaser Material Adverse Effect and the Purchaser shall have provided to the Company a certificate of two executive officers of the Purchaser to that effect (on the Purchaser’s behalf and without personal liability) addressed to the Company and dated the Effective Date.

(5)

No Action. No Governmental Entity having jurisdiction over the Parties or the Arrangement shall have enacted, issued, promulgated, enforced or entered any Award (whether temporary, preliminary or permanent) against the Purchaser or its Subsidiaries which is then in effect and, directly or indirectly, has the effect of preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement and any Pre-Closing Reorganization), or that would reasonably be expected to have a Purchaser Material Adverse Effect either before or after completion of the Arrangement. Other than in relation to the Competition Act Approval, no Action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of the Purchaser, threated by any Governmental Entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement and any Pre-Closing Reorganization), or that would or that would reasonably be expected to have a Purchaser Material Adverse Effect before or after completion of the Arrangement.

(6)

Resale Restrictions. The distribution of the Purchaser Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under Securities Laws and shall not be subject to resale restrictions under Securities Laws.

(7)

Purchaser Board Appointment. All necessary actions shall have been taken by the Purchaser prior to the Closing to ensure that one (1) director from the Company Board, such Person being mutually agreed upon between the Company and the Purchaser, each acting reasonably, is appointed to the board of directors of the Purchaser immediately after the Effective Time.

Section 6.4    Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds and any irrevocable direction for the issuance of the Purchaser Shares held in escrow by the Depositary pursuant to Section 2.8 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1    Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2    Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by Company Shareholders and not approved by the Company Shareholders as required by the Interim Order;

(ii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser and/or its affiliates from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Representations and Warranties], Section 6.3(1) [Purchaser Representations and Warranties], Section 6.2(2) [Company Performance of Covenants] or Section 6.3(2) [Purchaser Performance of Covenants], as applicable, not to be satisfied; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied; or

(ii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board makes a Change in Recommendation or the Company or a Liquor Subsidiary enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Amount in accordance with Section 8.2(2);

(iii)	there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Purchaser is not in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied;

(ii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, (A) the Company Board fails to unanimously recommend, withdraws, amends, modifies or qualifies in a manner that has substantially the same effect, the approval or recommendation of the Arrangement or the Arrangement Resolution (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation); or (B) the Company Board approves, recommends or authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) concerning a Superior Proposal or (C) the Company breaches Section 5.1(1) in any material respect;

(iii)	the condition set forth in Section 6.2(3) [Dissent Rights] is not being satisfied by the Outside Date;

(iv)	the Company and/or its Subsidiaries are unable to complete the Pre-Closing Reorganization prior to the Outside Date in a manner satisfactory to the Purchaser, acting reasonably, for any reason;

(v)	there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; or

(vi)	there has occurred a Nova Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(2)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3    Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Company Shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.10 and shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, and Section 8.2 through to and including Section 8.16, Section 4.7(5) and the provisions of the Confidentiality Agreement (in the case of the Confidentiality Agreement, pursuant to the terms set out therein) shall survive, and provided further that, subject to Section 8.4, nothing herein shall relieve any Party from any liability for any failure to consummate the transactions contemplated by this Agreement if required to pursuant to this Agreement and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1    Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time: (1) be amended in any way provided for in the Plan of Arrangement; or (2) be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2    Termination Amount

(1)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees if a Company Termination Amount Event occurs, the Company shall pay to the Purchaser the Termination Amount in accordance with Section 8.2(2) as proceeds of disposition of the Purchaser’s rights under this Agreement.

For the purposes of this Agreement:

(a)	“Termination Amount” means $10,000,000;

(b)	“Company Termination Amount Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii)(A) or Section 7.2(1)(d)(ii)(B) [Change in Recommendation];

(ii)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(iii)

by (A) the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Company Shareholders to Approve] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) the Purchaser pursuant to Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform] due to a wilful breach or fraud of the Company, if:

(A)

following the date hereof and prior to such termination, a Company Acquisition Proposal is made or publicly announced by any Person (other than the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and

(B)

within twelve (12) months following the date of such termination, (i) a Company Acquisition Proposal is consummated by the Company or any of its Subsidiaries; or (ii) the Company or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of a Company Acquisition Proposal and such Company Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination); or

(iv)

by the Purchaser pursuant to Section 7.2(1)(d)(ii)(C) [Breach of Non-Solicit], if, within twelve (12) months following the date of such termination, (i) a Company Acquisition Proposal is consummated by the Company or any of its Subsidiaries, or (ii) the Company or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of a Company Acquisition Proposal and such Company Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

For purposes of the foregoing, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(2)

If a Company Termination Amount Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Amount shall be paid prior to or concurrently with the occurrence of such Company Termination Amount Event. If a Company Termination Amount Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii)(A) or Section 7.2(1)(d)(ii)(B) the Termination Amount shall be paid within two (2) Business Days following such Termination Amount Event. If a Company Termination Amount Event occurs in the circumstances set out in Section 8.2(1)(b)(iii) or Section 8.2(1)(b)(iv), the Termination Amount shall be paid upon the consummation of the Acquisition Proposal in respect of the Company referred to therein. Any Termination Amount shall be paid (less any applicable withholding Tax) by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Amount on more than one occasion.

Section 8.3    Expenses

If this Agreement is terminated by the Purchaser pursuant to (i) Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform] resulting from a breach of a covenant or (ii)

Section 7.2(1)(d)(ii)(C) [Breach of Non-Solicit], then the Company will, within two Business Days of such termination, reimburse the Purchaser for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of [Amount Redacted] (“Expense Reimbursement”). The Company shall only be obligated to pay the Expense Reimbursement to the Purchaser once. No expense reimbursement pursuant to this Section 8.3 shall be payable by the Company to the Purchaser if the Company has paid the Termination Fee, and the Company shall only be required to pay the difference between the Termination Fee and the Expense Reimbursement if, after the Company has paid the Expense Reimbursement to the Purchaser, the Company becomes obligated to pay the Termination Fee.

If this Agreement is terminated by the Company pursuant Section 7.2(1)(c)(i) [Purchaser Breach of Representation or Warranty or Failure to Perform] resulting from a breach of a covenant, then the Purchaser will, within two Business Days of such termination, reimburse the Company for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of the Expense Reimbursement. The Purchaser shall only be obligated to pay the Expense Reimbursement to the Company once.

Except as otherwise expressly provided in this Agreement including Section 4.4(4) hereof, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit the Company from paying the reasonable fees and disbursements (plus applicable Taxes, if any) of its legal, accounting and financial advisors which are incurred by the Company in connection with the transactions contemplated hereby.

Section 8.4    Acknowledgment

Each Party acknowledges that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement, that without these agreements the other Party would not enter into this Agreement and that the amounts set out in Section 8.2 and Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which either Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in Section 8.2 and Section 8.3 are paid to the Purchaser (or as it directs), no other amounts will be due and payable as damages or otherwise by the Company and the Purchaser accepts that such payments are the maximum aggregate amount that the Company shall be required to pay in lieu of any damages or any other payments or remedy which the Purchaser may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that this limitation shall not apply in the event of a wilful breach by the Company of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amount set out in Section 8.2 and Section 8.3, as applicable).

Section 8.5    Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(1)	to the Purchaser at:

Sundial Growers Inc.
919 - 11 Avenue SW, Suite 300
Calgary, AB T2R 1P3

	Attention:	[Notice Information Redacted]
	Email:	[Email Address Redacted]

with a copy (which shall not constitute notice) to:
McCarthy Tétrault LLP
66 Wellington Street West, Suite 5300
Toronto, ON M5K 1E6

	Attention:	Ranjeev Dhillon and Jessica Brown
	Email:	rdhillon@mccarthy.ca and jmbrown@mccarthy.ca

(2)	to the Company at:

Alcanna Inc.
101, 17220 Stony Plain Road NW
Edmonton, AB T5S 1K6

	Attention:	[Notice Information Redacted]
	Email:	[Email Address Redacted]

with a copy (which shall not constitute notice) to:
Bennett Jones LLP
4500 Bankers Hall East, 855 2 Street SW
Calgary, AB T2P 4K7

Attention:	Jon Truswell
Email:	truswellj@bennettjones.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the Business Day following the date it was sent, (iii) if sent by facsimile, on the date of the confirmation of transmission by the originating facsimile, if such confirmation is made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (iv) if sent by electronic mail, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 8.5. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6    Time of the Essence

Time is of the essence in this Agreement.

Section 8.7    Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

Section 8.8    Third Party Beneficiaries

(1)

Except as provided in Section 2.4(5) and Section 4.10 which, without limiting their terms, are intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 8.8 as the “Third Party Beneficiaries”) and except for the rights of the Affected Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Affected Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 2.4(5) and Section 4.10, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf and agrees to enforce such provisions on their behalf.

Section 8.9    Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10    Entire Agreement

This Agreement, together with the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11    Successors and Assigns

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its direct or indirect wholly-owned Subsidiaries provided that such assignment does not delay the consummation of the transactions contemplated by this Agreement, but no such assignment shall relieve the Purchaser of its obligations hereunder.

Section 8.12    Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13    Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.14    Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in this Agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15    No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.16    Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SUNDIAL GROWERS INC.

By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

ALCANNA INC.

By:	/s/ John Barnett
Name: John Barnett
Title: Chairman and Director

SCHEDULE A

PLAN OF ARRANGEMENT

(See Attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1    Definitions

Unless indicated otherwise or there is something in the subject matter or context inconsistent therewith, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of October 7, 2021 between the Company and the Purchaser as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and, where applicable, to the Schedules thereto, the Company Disclosure Letter and the Purchaser Disclosure Letter.

“Arrangement Resolution” means the special resolution to approve this Plan of Arrangement to be considered at the Company Meeting by Company Shareholders, substantially in the form set out in Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in respect of the Arrangement required by subsection 192(6) of the CBCA to give effect to the Arrangement, such articles to be filed with the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of the Arrangement Agreement, which shall include this Plan of Arrangement and Final Order otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Company” means Alcanna Inc., a corporation existing under the laws of Canada.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Consideration” means, with respect to each Company Share, 10.69 Purchaser Shares issuable pursuant to this Plan of Arrangement.

“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta, or other court as applicable.

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Dissenting Holder” means any registered Company Shareholder who is entitled to and does duly and validly exercise its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Dissent Rights” has the meaning specified in Section 5.1(a).

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement pursuant to subsection 192(3) of the CBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the issuance and exchange of the Consideration pursuant to the Arrangement, in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Shareholders in connection with the Arrangement in the form enclosed with the Company Circular pursuant to which the Company Shareholders are required to deliver the certificates representing the Company Shares in order to receive the Consideration in accordance with this Plan of Arrangement.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Parties” means, collectively, the Company and the Purchaser and “Party” means either of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this Plan of Arrangement proposed under section 192 of the CBCA, and any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or Section 7.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Sundial Growers Inc., a corporation existing under the laws of Alberta.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations of the SEC promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code.

Section 1.2     Currency

All references to dollars, or to $, are expressed in Canadian currency except as otherwise indicated.

Section 1.3     Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

Section 1.4     Phrasing

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

Section 1.5     References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal, representatives, successors and permitted assigns.

Section 1.6     Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.7     Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Calgary time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Calgary time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.8     Time References

References to time are to local time, Calgary, Alberta, unless otherwise specified.

Section 1.9     Time

Time is of the essence in this Plan of Arrangement in every matter or action contemplated hereunder.

ARTICLE 2

BINDING EFFECT

Section 2.1     Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

Section 2.2     Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all Company Shareholders, including Dissenting Holders, the registrar and transfer agent of the Company, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein. No portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Section 2.3     Filing of the Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed with the Director and issued, respectively, with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement become effective in the sequence provided herein with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set forth herein.

Section 2.4     The Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the Parties may agree in writing) without any further act or formality, except as otherwise provided herein.

ARTICLE 3

ARRANGEMENT

Section 3.1     Arrangement

Pursuant to the Arrangement, commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur without any further authorization, act or formality in the following order:

(a)

at the Effective Time, all Company Shares held by Dissenting Holders shall be deemed to have been transferred (free and clear of all Liens) to the Company in consideration for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for the amount determined under Section 5.1,

(i)

such Dissenting Holders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 5.1; and

(ii)

the name of each such Dissenting Holder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and

(b)	each Company Share held by a Company Shareholder (other than a Dissenting Holder) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Consideration.

Section 3.2     Adjustment to Consideration

In the event that, after the date hereof and prior to the Closing, the Purchaser is required pursuant to the rules and policies of the NASDAQ to change, and does change, the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, subdivision, or other similar transaction (each, an “Adjustment Transaction”), the Consideration shall be equitably adjusted to eliminate the effects of such event on the Consideration; provided that the Purchaser shall have provided to the Company advance notice of the applicable Adjustment Transaction and that no such Adjustment Transaction may be effected prior to January 31, 2022.

Section 3.3     U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Plan of Arrangement together with the Arrangement Agreement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat the Arrangement Agreement, together with this Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment. Neither Party makes any representation, warranty, or covenant to the other Party or to any Company Shareholder, Purchaser Shareholder or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax Law.

ARTICLE 4

ARRANGEMENT MECHANICS

Section 4.1     Transfer of Securities

With respect to the Company Shareholders (other than Dissenting Holders) immediately before the Effective Time, upon and at the time of the transfer of Company Shares effected pursuant to Section 3.1(a):

(a)

each such Company Shareholder shall cease to be a Company Shareholder and to have any rights other than the right to receive the Consideration issuable to such Company Shareholder under this Plan of Arrangement, and the name of each such Company Shareholder shall be removed from the register of Company Shareholders maintained by or on behalf of Company;

(b)

the Purchaser shall become the transferee (free and clear of all Liens) of the Company Shares transferred to the Purchaser by each such Company Shareholder and shall be added to the register of Company Shareholders maintained by or on behalf of Company; and

(c)

the Purchaser shall cause to be issued, paid and delivered the aggregate Consideration issuable, payable and deliverable to each such Company Shareholder, and the name of each such Company Shareholder shall be added to the register of holders of Purchaser Shares maintained by or on behalf of Purchaser, as the case may be.

Section 4.2     No Fractional Purchaser Shares

In no event shall a Company Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder pursuant to this Plan of Arrangement would otherwise result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Company Shareholder shall be rounded down to the next lesser whole number of Purchaser Shares. In calculating such fractional interests, all Company Shares registered in the name of a Company Shareholder or its nominee shall be aggregated.

ARTICLE 5

RIGHTS OF DISSENT

Section 5.1     Rights of Dissent

(a)

Registered Company Shareholders may exercise dissent rights with respect to the Company Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Calgary time) five (5) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

(b)

Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 3.1(a), and if they:

(i)

ultimately are entitled to be paid fair value for such Company Shares: (A) they shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (B) will be entitled to be paid an amount equal to the fair value of such Company Shares by the Company (with Company funds and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser), which fair value shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Holder not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares, they shall: (A) be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-Dissenting Holder of Company Shares

Section 5.2     Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such Dissent Rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Holders shall be deemed to be removed from the registers of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the events described in Section 3.1(a) occurs. In addition to any other restrictions under section 190 of the CBCA, Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares) shall not be entitled to exercise Dissent Rights.

ARTICLE 6

PAYMENT AND CERTIFICATES

Section 6.1     Payment and Delivery of Purchaser Shares

(a)

Prior to the Effective Time, and prior to the filing of the Articles of Arrangement with the Director, the Purchaser shall deposit or cause to be deposited with the Depositary certificates representing, or other evidence regarding the issuance of, the aggregate Consideration that the Company Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Company Shareholder has exercised Dissent Rights).

(b)

Forthwith following the Effective Time, the Purchaser shall cause to be issued to each Company Shareholder the number of Purchaser Shares required by Section 3.1(b), as adjusted, if applicable, pursuant to Section 3.2. The Depositary shall deliver the Consideration in respect of those Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(b) which are held on a which are held on a book-based basis, less any amounts withheld pursuant to Section 6.3, in accordance with normal industry practice for payments relating to securities held on a book-based only basis. With respect to those Company Shares not held on a book-based basis. With respect to Company Shares not held on a book-based only basis, upon the surrender to the Depositary of a certificate, letter or other instrument, as applicable which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Company Share represented by such surrendered certificate(s), letter(s) or other instrument(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to the applicable Company Shareholder as directed in the Letter of Transmittal, as soon as practicable and in accordance with Section 4.1(c) the Consideration that such Company Shareholder is entitled to receive under this Plan of Arrangement, in each case less any amounts withheld pursuant to Section 6.3, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 4.1(c) to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in Section 4.1(c). Subject to any applicable Laws relating to unclaimed personal property, any such certificate, letter or other instrument, as applicable, formerly representing outstanding Company Shares that is not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Purchaser or the Company.

(d)

Any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or the Company or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Company Shareholder to receive the Consideration for any Company Shares pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(e)

No Company Shareholder shall be entitled to receive any consideration with respect to Company Shares other than the Consideration to which such Company Shareholder is entitled to receive in accordance with Section 3.1 and no such Company Shareholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate, letter or other instrument which, immediately prior to the Effective Date, represented outstanding Company Shares.

(f)

All dividends payable with respect to any Purchaser Shares allotted and issued pursuant to this Plan of Arrangement for which a certificate, letter or other instrument has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

Section 6.2	Lost Certificates

In the event any certificate, letter or other instrument which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate, letter or other instrument to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, letter or other instrument, the Consideration which such holder is entitled to receive pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, net of amounts required to be withheld pursuant to Section 6.3, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, letter or other instrument, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to each of the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably) or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser, the Company and the Company (each acting reasonably) against any claim that may be made against the Purchaser, the Company or the Depositary with respect to the certificate, letter or other instrument alleged to have been lost, stolen or destroyed.

Section 6.3	Withholding Rights

The Company, the Purchaser, the Depositary and any other Person that makes a payment to an Company Shareholder under this Plan of Arrangement shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to such Company Shareholder such amounts as the Company, the Purchaser, the Depositary or such other Person is permitted or required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the Company Shareholder in respect of which such deduction, withholding and remittance was made. Each of the Purchaser, the Company, the Depositary or any other Person that makes a payment to any Company Shareholder hereunder shall be authorized to sell or otherwise dispose of such portion of the Purchaser Shares otherwise issuable to such Company Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Company Shareholder and remit any unapplied balance of the net proceeds of such sale to such Company Shareholder.

Section 6.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 6.5	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Company Shares, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 7

AMENDMENTS

Section 7.1	Amendments to Plan of Arrangement

In addition:

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) be communicated to the Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Company Shares.

ARTICLE 8

FURTHER ASSURANCES

Section 8.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 9

U.S. SECURITIES LAW EXEMPTIONS

Section 9.1	U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration to be issued in exchange for Company Shares, whether in the United States, Canada or any other country, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and similar exemptions under applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement and this Plan of Arrangement. In this regard, the implementation of this Plan of Arrangement shall be conditional upon the fulfillment, satisfaction or waiver of the conditions precedent set forth in the Arrangement Agreement, in each case in accordance with the terms thereof, including, without limitation, that (i) all necessary actions shall have been taken with respect to the Arrangement so that the issuance and distribution of the Consideration issued in exchange for Company Shares pursuant to this Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the provisions of section 3(a)(10) of the U.S. Securities Act, and (ii) the Final Order will, if granted, after the Court considers the substantive and procedural fairness of the Arrangement to the Company Shareholders, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Consideration to be received by Company Shareholders in exchange for their Company Shares pursuant to the Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Alcanna Inc. (the “Company”), its shareholders and Sundial Growers Inc. (“Sundial”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated ●, 2021 accompanying the notice of special meeting of the shareholders of the Company (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement made as of October 7, 2021 between the Company and Sundial (the “Arrangement Agreement”)), is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “●” to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and all the transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified, approved and adopted.

4.

The Company is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular or in accordance with the Interim Order (as defined in the Arrangement Agreement)).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Court; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions at any time prior to the issuance of the certificate giving effect to the Arrangement.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director in accordance with the Canada Business Corporations Act, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.

Organization and Qualification. The Company is a corporation duly incorporated and validly existing under the Laws of Canada and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.	Corporate Authorization.

(i)

The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than: (A) approval by the Company Board of the Company Circular; (B) the Arrangement Resolution being approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Law; (C) filings with the Court in respect of the Arrangement; and (D) filing of the Articles of Arrangement with the Director.

(ii)

The Company Board has received the Fairness Opinion (true and complete copies of which, when executed and delivered in writing, will be delivered to the Purchaser by the Company), and as at the date of this Agreement, after receiving advice of outside legal and financial advisors, the Company Board has unanimously: (A) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company; (B) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (C) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The Company is not required to obtain any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity in connection with the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by the Company of the Arrangement other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) any actions or filings with the Securities Authorities or the TSX; (v) Authorization or other action by or in respect of, or filing with, or notification to, Governmental Entities that issue Cannabis Retail Licences or Alcohol Retail Licences; (vi) receipt of the Competition Act Approval; and (vii) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals other than the Key Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.

Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents;

(ii)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or its Subsidiaries; or

(iii)

except as disclosed in the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company, any Liquor Subsidiary or the Nova Group (based on the Company’s knowledge in the case of the Nova Group) is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Company Material Contract or Nova Material Contract or any material Authorization to which the Company, any Liquor Subsidiary or the Nova Group (based on the Company’s knowledge) is a party or by which the Company, any Liquor Subsidiary or the Nova Group (based on the Company’s knowledge) is bound;

with such exceptions, in the case of each of clauses (ii) and (iii) as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.	Capitalization.

(i)

The authorized capital of the Company consists of an unlimited number of Company Shares and 4,500,000 preferred shares, issuable in series. As of the close of business on October 6, 2021, there were 36,226,143 Company Shares, and nil preferred shares of the Company outstanding. All outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(ii)

The Company Disclosure Letter contains a list, as of the close of business on October 6, 2021, of the number of outstanding Company DSUs. The Company Disclosure Letter contains a list, as of the close of business on October 6, 2021, of the number of outstanding Company PSUs and Company RSUs and the vesting dates of such Company PSUs and Company RSUs. All of the Company Shares issuable upon the vesting and settlement of rights under the Company Incentive Plans, including outstanding Company PSUs and Company RSUs, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)

Except for outstanding rights under the Company Incentive Plans, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, preemptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any Liquor Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any Liquor Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any Liquor Subsidiaries.

(iv)	All outstanding securities of the Company have been issued in material compliance with all Laws.

(v)

There are no bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Company Shareholders on any matter.

(vi)

Except as disclosed in the Company Disclosure Letter, there are no issued, outstanding or authorized obligations on the part of the Company to repurchase, redeem or otherwise acquire any securities of the Company, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of the Company.

(vii)	All dividends or distributions on the voting or equity securities of the Company that have been declared or authorized have been paid in full.

(viii)

Except as disclosed in the Company Disclosure Letter, to the knowledge of the Company, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate Nova, directly or indirectly, to issue or sell any securities of Nova or any other member of the Nova Group, or give any Person a right to subscribe for or acquire, any securities of Nova or any other member of the Nova Group.

7.	Subsidiaries.

(i)

The Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which Company owns or controls, directly or indirectly, any equity or proprietary interest indicating: (A) the name and jurisdiction of incorporation, organization or formation of such Person, and (B) the percentage owned directly or indirectly by the Company.

(ii)

Each Liquor Subsidiary and member of the Nova Group is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(iii)

Other than as disclosed in the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of the Liquor Subsidiaries and Nova, in each case free and clear of any Liens (other than Permitted Liens). All such shares of capital stock or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be. The Company is the registered and beneficial owner of the Nova Shares, which Nova Shares held by the Company are free and clear of any Liens (other than Permitted Liens as disclosed in the Company Disclosure Letter).

8.	Securities Law Matters.

(i)

The Company is a “reporting issuer” under applicable Securities Laws in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador (the “Company Reporting Jurisdictions”). The Company Shares are listed and posted for trading on the TSX. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX.

(ii)

As of the date of this Agreement, the Company has not taken any action to cease to be a reporting issuer in any of the Company Reporting Jurisdictions nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened.

(iii)

The Company has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since January 1, 2020. The documents comprising the Company Filings complied as filed in all material respects with applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Company, neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

(iv)

The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act. The Company is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. The Company is not required to be registered as an “investment company” under the United States Investment Company Act of 1940.

9.

Financial Statements. The Company’s audited consolidated financial statements (including any of the notes or schedules thereto, the auditor’s report thereon and the related management’s discussion and analysis) and the unaudited consolidated interim financial statements (including any of the notes or schedules thereto and related management’s discussion and analysis included in the Company Filings) included in the Company Filings were prepared in accordance with IFRS, and fairly present in all material respects the consolidated statement of income, comprehensive income, financial position and cash flows of the Company and its Subsidiaries as of their respective dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements. The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Company’s financial statements included in the Company Filings (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Company, any of its wholly-owned Subsidiaries, or to the knowledge of the Company, Nova or Nova’s Subsidiaries, with unconsolidated entities or other Persons.

10.

Books and Records. Since the incorporation or amalgamation, as applicable, of the corresponding entity, all accounting and financial Books and Records have been maintained in all material respects in accordance with IFRS and fairly reflect, in all material respects in accordance with IFRS applied on a basis consistent with prior periods, the consolidated financial position of the Company and all the material transactions, acquisitions and dispositions of the Company and the Liquor Subsidiaries on a consolidated basis.

11.	Disclosure Controls and Internal Control over Financial Reporting.

(i)

The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to ensure that material information required to be disclosed by the Company in its reports filed or submitted under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)

The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iii)

Based on the Company’s most recent evaluation of internal controls prior to the date hereof there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal control over financial reporting of the Company.

(iv)

As of the date hereof, none of the Company, any Liquor Subsidiary, the Nova Group (to the Company’s knowledge) or, to the Company’s knowledge, any director, employee, auditor, accountant or representative of the Company, any Liquor Subsidiary or the Nova Group (to the knowledge of the Company) has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its Liquor Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

12.

Absence of Certain Changes. Since January 1, 2020, other than the transactions contemplated in this Agreement or as disclosed in the Company Filings, the business of the Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have been conducted, in all material respects, in the Ordinary Course, except for commercially reasonable actions set forth in the Company Disclosure Letter which have been taken outside the Ordinary Course or not consistent with past practices that did not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Nova Material Adverse Effect, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Nova Material Adverse Effect.

13.

No Undisclosed Liabilities. There are no liabilities or obligations of the Company, the Liquor Subsidiaries or, to the knowledge of the Company, the Nova Group, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019; (ii) disclosed in the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2021 and 2020; (iii) incurred in the Ordinary Course since December 31, 2020; (iv) incurred in connection with the transactions contemplated in this Agreement; or (v) that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

14.	Compliance with Laws.

(i)

The Company, the Liquor Subsidiaries, and to the knowledge of the Company, the Nova Group, is and has been in compliance with all applicable Laws (including all Cannabis Laws and Alcohol Retail Laws) in all material respects and, to the knowledge of the Company, none of the Company, the Liquor Subsidiaries or the Nova Group is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)

None of the Company, the Liquor Subsidiaries or, to the knowledge of the Company, the Nova Group have received any written notices or other written correspondence from any Governmental Entity: (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws), except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization, other than where such correspondence would not reasonably be expected to have a Company Material Adverse Effect or significantly impact the ability of the Company to consummate the Arrangement. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any applicable Law (other than Environmental Laws) is threatened or contemplated.

(iii)

Neither the Company nor any Liquor Subsidiary, directly or indirectly, through any arrangement, agreement or understanding, conducts the following activities in the United States: (i) the sale, cultivation, distribution, transportation, storage or handling of cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States, including but not limited to the commercialization of any franchise locations in the United States.

(iv)

Neither the Company, the Liquor Subsidiaries or, to the knowledge of the Company, the Nova Group, nor any of their directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Company, the Liquor Subsidiaries or the Nova Group, as applicable: (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions; (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(v)

The operations of the Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

15.	Cannabis Retail Operations.

(i)

Set out in the Company Disclosure Letter is: (A) a list of all cannabis retail stores in which the Company, a Liquor Subsidiary or the Nova Group is involved in the ownership, operations and/or management; (B) the municipal address of each such cannabis retail store; (C) an indication of whether each such cannabis retail store is actively operating, the subject of an active application (including the stage of submission and review of each such application) or has not yet been made the subject of an application; and (D) an indication of the manner in which the Company, Liquor Subsidiary or the Nova Group, as applicable, is involved with each such cannabis retail store, whether by outright ownership or any other arrangement.

(ii)

Set out in the Company Disclosure Letter is a list of all Cannabis Retail Licences held by the Company, a Liquor Subsidiary or the Nova Group as at the date hereof, with an indication of the jurisdictions to which they each relate and the expiry dates thereof. Copies of all Cannabis Retail Licences held by the Company, a Liquor Subsidiary or the Nova Group have been provided or made available to the Purchaser.

(iii)

Set out in the Company Disclosure Letter is a list, to the knowledge of the Company, of all applications for Cannabis Retail Licences submitted by the Nova Group that are outstanding as of the date hereof, with an indication of the jurisdictions to which they each relate. To the knowledge of the Company, all applications for Cannabis Retail Licences submitted by the Nova Group that are outstanding as of the date hereof are in good standing and the Nova Group has not received any notice, order, determination, rejection or any other correspondence from any Governmental Entity having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Entity, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Cannabis Retail Licence(s).

(iv)

The Company is not, nor is any Liquor Subsidiary or any member of the Nova Group, a party to any franchise agreements, licensing agreements, management services agreements, partnership agreements, joint venture agreements, royalty agreements or other similar Contracts pursuant to which: (a) the Company, any Liquor Subsidiary or any member of the Nova Group granted to another Person the right to operate a cannabis retail store with the Company Owned Intellectual Property or Nova Owned Intellectual Property, as applicable; (b) the Company, any Liquor Subsidiary or any member of the Nova Group obtained the right to manage or otherwise operate a cannabis retail store not owned by the Company, any Liquor Subsidiary or any member of the Nova Group; and/or (c) the Company, any Liquor Subsidiary or any member of the Nova Group otherwise receives income arising out of the operation of a cannabis retail store not owned by the Company, any Liquor Subsidiary or any member of the Nova Group.

16.	Alcohol Retail Operations.

(i)

Set out in the Company Disclosure Letter is: (A) a list of all alcohol retail stores in which the Company or any Liquor Subsidiary is involved in the ownership, operations and/or management; (B) the municipal address of each such alcohol retail store; (C) an indication of whether each such alcohol retail store is actively operating, the subject of an active application (including the stage of submission and review of each such application) or has not yet been made the subject of an application; and (D) an indication of the manner in which the Company or the Liquor Subsidiary thereof is involved with each such alcohol retail store, whether by outright ownership or any other arrangement.

(ii)

Set out in the Company Disclosure Letter is a list of all Alcohol Retail Licences held by the Company and the Liquor Subsidiaries as at the date hereof, with an indication of the jurisdictions to which they each relate and the expiry dates thereof. Copies of all Alcohol Retail Licences held by the Company and the Liquor Subsidiaries have been provided or made available to the Purchaser.

(iii)

Set out in the Company Disclosure Letter is a list of all applications for Alcohol Retail Licences submitted by the Company and the Liquor Subsidiaries that are outstanding as of the date hereof, with an indication of the jurisdictions to which they each relate. All applications for Alcohol Retail Licences submitted by the Company and the Liquor Subsidiaries that are outstanding as of the date hereof are in good standing and the Company has not, nor has any Liquor Subsidiary, received any notice, order, determination, rejection or any other correspondence from any Governmental Entity having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Entity, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Alcohol Retail Licence(s).

17.	Licences.

(i)

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) all Authorizations which are necessary for the Company and the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group to own their respective assets or conduct their respective business as presently owned or conducted (as applicable) have been obtained and are in full force and effect in accordance with their terms; (ii) the Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have performed the obligations required to be performed by it, as applicable, to date under all such Authorizations; (iii) the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group are not in breach of or default under any such Authorizations; (iv) the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have not received written, or to the knowledge of Company, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of Company, threatened, which could reasonably be expected to result in the revocation of such Authorizations.

(ii)

Except as set out in the Company Disclosure Letter, there are no compliance reviews, reports, or outstanding action items from a Governmental Entity or similar relating to any Company Leased Property or (to the knowledge of the Company) any Nova Leased Property, that contain material concerns or would require remediation that would be reasonably expected to have a Company Material Adverse Effect or Nova Material Adverse Effect, as applicable.

18.

Litigation. As of the date of this Agreement, there are no Actions pending, or, to the knowledge of the Company, threatened, against the Liquor Subsidiaries or, to the knowledge of the Company, the Nova Group or affecting any of their respective properties or assets that, if determined adversely: (i) would have, or be reasonably expected to have a Company Material Adverse Effect or a Nova Adverse Material Effect, as applicable; or (ii) would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement. There is no Award outstanding against or binding on the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Nova Adverse Material Effect, as applicable.

19.	Taxes.

(i)

All material Tax Returns required by Laws to be filed with any Governmental Entity by, or on behalf of, the Company or any Liquor Subsidiary have been filed in the prescribed manner when due in accordance with all Laws (taking into account any applicable extensions), and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(ii)

Except as disclosed in the Company Disclosure Letter, the Company and each Liquor Subsidiary, in all material respects, has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith, and where payment is not yet due, has established in accordance with IFRS an adequate provisions for all Taxes through the end of the last period for which the Company and the Liquor Subsidiaries ordinarily record items on its Books and Records. The provisions for Taxes reflected in the Books and Records are sufficient to cover all liabilities for Taxes that have been assessed against the Company, whether or not disputed, or that are accruing due by the Company during the periods covered by the Books and Records and all prior periods. Since the date of such Books and Records, the Company has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event which could reasonably result in any liability, whether actual or contingent, for Taxes, other than in respect of Taxes that have been paid by the Company or provided for in the Books and Records of the Company to date.

(iii)

Except as disclosed in the Company Disclosure Letter, there are no material Actions pending or, to the knowledge of the Company, threatened against the Company, the Liquor Subsidiaries or the Nova Group in respect of any Tax. Without limiting the generality of the foregoing, there are no reassessments of Taxes that have been issued and are outstanding, no Governmental Entity has challenged, disputed or questioned the Company in respect of Taxes or any Tax Returns that remain outstanding, the Company is not negotiating any draft assessment or reassessment with any Governmental Entity in respect of Taxes, the Company is not aware of any contingent liabilities of the Company for Taxes or any grounds for an assessment or reassessment, the Company has not received any indication from any Governmental Entity that an audit, investigation, review or other examination of any Tax Return (or any other examination, claim, adjustment or other action relating to any Taxes) that is presently in progress, pending or threatened and that has not been resolved in full, and assessments under the Tax Act and all applicable provincial income tax legislation have been made with respect to the Company covering all past periods before the date hereof.

(iv)

There are no currently effective elections, agreements or waivers materially extending the statutory period or providing for a material extension of time with respect to the assessment or reassessment of any Taxes, or the filing of any Tax Return or any payment of Taxes by the Company or any the Liquor Subsidiaries, or the payment or remission of any Taxes or amounts on account of Taxes by the Company, the Liquor Subsidiaries or to the knowledge of the Company, the Nova Group.

(v)

Neither the Company, any Liquor Subsidiary, nor, to the knowledge of the Company, any member of the Nova Group has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require a material amount to be included in the income of the Company, the Liquor Subsidiaries or the Nova Group for any period ending after the Effective Date.

(vi)

No claim has been made by any Governmental Entity in a jurisdiction where the Company, any Liquor Subsidiary or the Nova Group does not file Tax Returns that the Company, Liquor Subsidiary or the Nova Group is or may be subject to Tax by that jurisdiction and neither of the Company, any Liquor Subsidiary, nor, to the knowledge of the Company, the Nova Group carries on business, has a permanent establishment or other fixed place of business or is resident for Tax purposes in a jurisdiction in which it does not file a Tax Return in respect of income.

(vii)

There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of the Company, any Liquor Subsidiary or, to the knowledge of the Company, upon any of the assets of the Nova Group.

(viii)

There are no facts, circumstances or events that exist or have existed which have resulted or will result in the application of any debt forgiveness, debt parking or property seizure provisions under any Law relating to Taxes to the Company, any Liquor Subsidiary, or, to the knowledge of the Company, the Nova Group, including for greater certainty, under sections 79, to 80.4 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(ix)

Neither the Company, any Liquor Subsidiary nor, to the knowledge of the Company, the Nova Group is liable for the Taxes of any other Person, including for greater certainty, under sections 159 and 160 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(x)

The Company has properly and timely withheld and deducted from each payment made to any of its present or former employees, officers and directors, and to all other Persons, including Persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law to be withheld and deducted and will continue to do so until the Closing Date and has properly and timely remitted such Taxes and other amounts within the prescribed periods to the appropriate Governmental Entity. The Company has remitted all Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper Governmental Entity within the time required by applicable law. The Company has charged, collected and remitted on a timely basis all Taxes, including without limitation on any sale, supply or delivery whatsoever, made by it. The Company is registered under the ETA and, where applicable, under any similar provincial or other jurisdiction’s value-added, sales tax or harmonized tax, (collectively, “GST/HST”) is duly registered under such applicable law. All input tax credits claimed by the Company for GST/HST purposes were calculated in accordance with the applicable law. The Company has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST.

(xi)	There are no rulings or other agreements relating to the Company which may affect its liability for Taxes for any taxable period commencing after Closing Date.

(xii)

The Company, each Liquor Subsidiary and, to the knowledge of the Company, the Nova Group has complied in all material respects with section 247 of the Tax Act, including the contemporaneous documentation and disclosure requirements thereunder. The value of the consideration paid or received by the Company for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person that is a non-resident of Canada and with whom the Company was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(xiii)

The Company has not made any payment, nor is it obligated to make any payment, and it is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision under other applicable law or that may result in an income inclusion under section 78 of the Tax Act.

(xiv)	There are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act applying to the Company.

(xv)

The Company keeps its Books and Records in material compliance with all Law in respect of Taxes and has in its possession or under its control all Books and Records in respect of Taxes that are required to be maintained and preserved under all Law.

(xvi)

All subsidies, government assistance and Tax refunds claimed or received by the Company, including, for greater certainty, under section 125.7 and subsection 153(1.02) of the Tax Act, were claimed and received in accordance with applicable law.

(xvii)

All eligible dividends, as that term is defined in subsection 89(1) of the Tax Act, have been properly paid by the Company, each Liquor Subsidiary and, to the knowledge of the Company, the Nova Group, and the Company, each Liquor Subsidiary and, to the knowledge of the Company, the Nova Group has no liability for Tax under subsection 185.1(1) of the Tax Act.

20.	Employees.

(i)

The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group are in compliance with all terms and conditions of employment and all Laws respecting employment, including employment standards (e.g. wages, hours of work, overtime, and vacation), human rights, workers’ compensation, taxation, privacy, pay equity, accessibility, and occupational health and safety.

(ii)

All amounts due or accrued due for all salary, wages, bonuses, commissions, overtime and vacation pay, have either been paid or are accurately reflected in the Books and Records of the Company, its wholly-owned Subsidiaries and, to the knowledge of the Company, Nova and Nova’s Subsidiaries.

(iii)

Other than the Company Employees employed at a liquor retail store or warehouse, the Company Disclosure Letter sets forth a true and complete list of: (i) the names of all such Company Employees; (ii) their position or title; (iii) their status (i.e., active or on leave); (iv) their total annual remuneration, including a breakdown of salary or wage rate and bonus or other incentive compensation, if any; (v) their recognized start date (including any prior employment that would affect calculation of years of service for any purpose, including statutory entitlements, contractual entitlements (express or implied) benefit entitlement or pension entitlement); and (vi) whether any such Company Employees are on any approved or statutory leave of absence, and, if so, the reason for such absence and the expected date of return. In respect of the Company Employees employed at a liquor retail store or warehouse, the Company Disclosure Letter sets forth a true and complete list of: (i) the names of all such Company Employees; (ii) their retail operating division; (iii) their base store location; (iv) their job title or position description; (v) their status (i.e., active or on leave) and, if any such Company Employees are on any approved or statutory leave of absence, the start date of such absence and their expected date of return; (vi) whether such Company Employee is remunerated hourly or based on an annual salary, and the applicable wage rate or annual salary and target bonus percentage, if applicable; and (vii) their recognized seniority date (including any prior employment that would affect calculation of years of service for any purpose, including statutory entitlements, contractual entitlements (express or implied) benefit entitlement or pension entitlement).

(iv)

The Company Disclosure Letter sets forth a true and complete list of (i) the names of all consultants of the Company, the Liquor Subsidiaries and the Nova Group (to the knowledge of the Company); (ii) the term of any applicable written consulting contract; (iii) notice, if any, required for the Company, a Liquor Subsidiary or the Nova Group, as applicable, to terminate the consulting relationship without cause; (iv) the date the consultant first commenced providing services to the Company, a Liquor Subsidiary or the Nova Group; (v) the fee rate of the consultant; and (vi) the annual fees paid to the consultant for the preceding calendar year. The Company is not a party to or bound by any contract or commitment to pay any management or consulting fee.

(v)

There are no actual, pending, or threatened claims, complaints, investigations or orders under any applicable Laws relating to the Company Employees or consultants of the Company, the Liquor Subsidiaries or the Nova Group (based on the Company’s knowledge) against the Company, any Liquor Subsidiary or the Nova Group (based on the Company’s knowledge) by or before any Governmental Entity as of the date hereof which could reasonably be expected to have a Company Material Adverse Effect or a Nova Adverse Material Effect, as applicable.

(vi)

Except as disclosed in the Company Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees or consultants of the Company, the Liquor Subsidiaries or the Nova Group (to the Company’s knowledge) providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement, including a change of control of the Company, any Liquor Subsidiary or the Nova Group (to the Company’s knowledge).

(vii)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and none of the Company, any Liquor Subsidiary or, to the knowledge of the Company, the Nova Group has been reassessed under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company, any Liquor Subsidiary or member of the Nova Group is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may adversely affect the experience rating, premiums or costs of the Company, any Liquor Subsidiary or member of the Nova Group (to the Company’s knowledge).

(viii)

There are no pending, and in the past three (3) years, there have not been any allegations against any current or former Company Employees, consultants or other service provider of the Company, a Liquor Subsidiary or the Nova Group (to the Company’s knowledge), and, to the knowledge of the Company, no current or former Company Employee, consultant or other service provider of the Company, a Liquor Subsidiary or the Nova Group (to the Company’s knowledge) has engaged in, harassment, sexual harassment, discrimination or similar misconduct of any nature, or breach of any policy of the Company or the Nova Group (to the Company’s knowledge) relating to the foregoing, or any other similar act, whether or not unlawful, nor is any such allegation pending or threatened or has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any proceeding against or involving the Company, any Liquor Subsidiary or the Nova Group (to the Company’s knowledge) which could reasonably be expected to result in a Company Adverse Material Effect or a Nova Adverse Material Effect, as applicable, and, to the knowledge of the Company, none is reasonably anticipated.

21.	Employee Plans.

(i)	The Company Disclosure Letter sets forth a true, complete and up-to-date list of each Company Employee Plan.

(ii)

The Company has delivered or otherwise made available to the Purchaser true, complete and up-to-date copies of all Company Employee Plans, or written descriptions of the material terms thereof if unwritten, together with all material supporting documentation, including, as applicable: (A) the plan documents (as amended) and current employee booklets for the Company Employee Plans; (B) funding agreements, insurance contracts and policies, investment management agreements, subscription and participation agreements, benefit administration contracts, financial administration contracts, record keeping and other service agreements and all other contracts relating to Company Employee Plans; (C) the most recent annual report and accompanying schedule(s); (D) the current summary plan description and any modifications thereto; (E) the most recent annual financial, accounting and actuarial statements, and all reports, statements, valuations, returns, certificates and correspondence for each of the last three years which affect premiums, contributions, refunds, deficits or reserves under any Company Employee Plan; (F) statements of premiums, contributions, or benefits paid by the Company, any Liquor Subsidiary or the Nova Group (to the Company’s knowledge) for each of the past three complete financial years and year to date; and (G) communications between the Company, any Liquor Subsidiary or the Nova Group (to the Company’s Knowledge) and past or present participants in the Company Employee Plans, as well as material correspondence between the Company, any Liquor Subsidiary or the Nova Group (to the Company’s knowledge) and Governmental Entities.

(iii)

All of the Company Employee Plans (including any related trust) are and have been established, registered, amended, maintained, qualified, funded, invested, contributed to and administered in all material respects in accordance with all applicable Laws, and in accordance with their terms, the terms of the documents that support such Company Employee Plans and the terms of agreements between the Company, a Liquor Subsidiary or, to the Company’s knowledge, the Nova Group and Company Employees (present and former) who are members of, or beneficiaries under, the Company Employee Plans. No fact or circumstance exists which could adversely affect the registered status of any such Company Employee Plan. Neither the Company, the Liquor Subsidiaries, and to the knowledge of the Company, the Nova Group, or the agents or delegates of the foregoing, have breached any fiduciary obligation with respect to the administration or investment of any Company Employee Plan. Each Company Employee Plan that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Laws, and, to the knowledge of the Company, no event has occurred with respect to any such Company Employee Plan that could result in the revocation of the registration of such Company Employee Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Company Employee Plan. No event has occurred respecting any Company Employee Plan which would entitle a Person (without the consent of the Company, a Liquor Subsidiary or Nova) to wind-up or terminate any Company Employee Plan in whole or in part.

(iv)

Except as disclosed in the Company Disclosure Letter: (A) all current obligations of the Company, the Liquor Subsidiaries, and to the knowledge of the Company, the Nova Group regarding the Company Employee Plans have been satisfied, and (B) all contributions, benefits, intercompany charges, premiums and Taxes required to be deducted, withheld, remitted, made or paid by the Company, the Liquor Subsidiaries and the Nova Group in respect of each Company Employee Plan, have been deducted withheld, remitted, made or paid when or before due in accordance with applicable Laws, the terms of the applicable Company Employee Plan, and all understandings between the Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group, as applicable, on the one hand, and the Company Employees on the other hand. All of the Company Employee Plans are fully funded in accordance with their terms and applicable Law. All benefits accrued under any Company Employee Plan not required to be funded by the terms of such plan or applicable Law have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, IFRS. The costs of funding the benefit plans are, in all material respects, reflected in the Company’s Books and Records and financial statements.

(v)

All reports and filings with Governmental Entity required to be made by the Company, any Liquor Subsidiary and the Nova Group (to the Company’s knowledge) in connection with each Company Employee Plan have been timely made, and all disclosures and notices required to be given to participants and beneficiaries in connection with each Company Employee Plan have been properly and timely made in accordance with Law, and the terms of the Company Employee Plans.

(vi)

No Company Employee Plan is subject to any actual or pending Action initiated by any Governmental Entity, or by any other Person (other than routine claims for benefits) which, if adversely determined, would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and there exists no state of facts which could reasonably be expected to give rise to any such Action.

(vii)

Except as disclosed in the Company Disclosure Letter and as provided in this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not: (A) result in any material payment (including, without limitation, bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of the Company Employees (present or former); (B) increase the compensation or benefits otherwise payable to any Company Employee (present or former), or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Company Employee Plan.

(viii)

None of the Company Employee Plans, or any insurance contract relating thereto, require or permit a material retroactive increase in premiums or payments, or require additional material premiums or payments on termination of the Company Employee Plan or any insurance contact relating thereto. Nothing has been done or omitted to be done by the Company, any Liquor Subsidiary or, to the knowledge of the Company, the Nova Group which could make any policy or insurance contract void or voidable. All contracts in respect of the Company Employee Plans are valid and the Company, Liquor Subsidiaries or the Nova Group (to the knowledge of the Company) can enforce such contracts or cause such contracts to be enforced.

(ix)

Except as disclosed in the Company Disclosure Letter, none of the Company Employee Plans: (A) provides for retiree or post-termination benefits for retired or terminated employees, or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees, other than for a statutory, common law, civil law or contractual notice period (B) is self-funded, self-insured or otherwise provides medical or other group health and welfare benefits other than through a contract of insurance, or (C) has any actual or potential unfunded liabilities (other than liabilities accruing after the Effective Date).

(x)

None of the Company Employee Plans is: (A) a “registered pension plan” as such term is defined in Section 248(1) of the Tax Act, or is, or has ever been, required to be registered under federal or provincial minimum pension standards legislation in Canada, (B) a “retirement compensation arrangement”, as defined in Section 248(1) of the Tax Act, (C) a “salary deferral arrangement”, as defined in Section 248(1) of the Tax Act, or (D) a “multi-employer pension plan” as that term is used under applicable federal or provincial minimum pension standards legislation in Canada.

(xi)

There exists no losses or Taxes in connection with any former employee benefit plan relating to current or former employees, directors, officers or independent contractors of the Company, any Liquor Subsidiary or the Nova Group (or the respective spouse, beneficiaries or dependents of such individuals) (to the Company’s knowledge in the case of the Nova Group) that has terminated, and all procedures for termination of each such former employee benefit plan have been properly followed in accordance with the terms of such former employee benefit plans and applicable Law.

(xii)

No events have occurred or would be reasonably be expected to occur, and no circumstances exist, including events and/or circumstances related to COVID-19, that would interfere with the continuous operation and administration of the Company Employee Plans. Neither Company, any Liquor Subsidiary nor, to the knowledge of the Company, the Nova Group has taken any action in connection with events and/or circumstances related to COVID-19 with respect to any Company Employee Plan or the compensation or benefits of any employee that is not in the Ordinary Course consistent with past practice and as approved by an insurer in respect of an insured plan.

(xiii)

All data necessary to administer each Company Employee Plan is in the possession of the Company or an agent and is in a form which is sufficient for the proper administration of the Company Employee Plan in accordance with its terms and all Laws and such data is complete and correct.

22.	Collective Agreements.

(i)

There are no collective bargaining agreement or union agreement applicable as at the date of this Agreement to the Company, the Liquor Subsidiaries or the Nova Group, nor is there any related letters or memoranda of understanding applicable to the Company, the Liquor Subsidiaries or the Nova Group as at the date of this Agreement which impose obligations upon the Company, the Liquor Subsidiaries or the Nova Group.

(ii)

No collective bargaining agreements or union agreements are currently being negotiated in respect of any Company Employees or, to the knowledge of the Company, consultants of the Company, the Liquor Subsidiaries or the Nova Group.

(iii)

To the knowledge of the Company, there is no actual, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent involving any Company Employees or consultants of the Company, the Liquor Subsidiaries or the Nova Group. To the knowledge of the Company, there is no actual, pending or threatened, strike, work slowdown or stoppage, picketing, lock-out, hand-billing, boycott, or similar labour related disputes involving or pertaining to the Company, the Liquor Subsidiaries or the Nova Group and no such event has occurred in the history of the Company, the Liquor Subsidiaries or the Nova Group.

(iv)

No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company Employees or consultants of the Company, the Liquor Subsidiaries or the Nova Group by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Employees or consultants of the Company, the Liquor Subsidiaries or the Nova Group, including applying to have the Company, any Liquor Subsidiary or the Nova Group declared a common, related or successor employer pursuant to applicable labour relations legislation.

(v)

There is no actual, pending or, to the knowledge of the Company, threatened unfair labour practice complaint, grievance or arbitration proceeding against the Company, the Liquor Subsidiaries or the Nova Group, as applicable.

(vi)

There are no outstanding labour board or tribunal proceedings of any kind or other event of any nature whatsoever, including any proceedings which could result in certification, interim certification, voluntary recognition, or succession rights of a trade union, council of trade unions, employee bargaining agencies, affiliated bargaining agent or any other Person as bargaining agent for any Company Employees or any consultants of the Company or any Liquor Subsidiaries.

23.	Environmental Matters.

(i)

The Company, each Liquor Subsidiary and, to the knowledge of the Company, the Nova Group are and have, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws, except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and is disclosed in the Company Disclosure Letter.

(ii)

None of the Company, the Liquor Subsidiaries or, to the knowledge of the Company, the Nova Group have received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that the Company or any of its Subsidiaries carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)

To the knowledge of the Company, there are no Hazardous Substances, or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its Subsidiaries under or related to any Environmental Law, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, located on, at, in, under or migrating from any of the Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, previously owned, leased or operated by the Company, any Liquor Subsidiary or the Nova Group.

(iv)

To the knowledge of the Company, there are no above-ground or underground storage tanks, pits, lagoons, waste disposal sites, or assets containing asbestos or polychlorinated biphenyls located on any of the Company Leased Properties or Nova Leased Properties.

(v)

There are no pending claims or, to the knowledge of the Company, threatened claims, against the Company, the Liquor Subsidiaries or the Nova Group (to the knowledge of the Company) arising out of any Environmental Laws, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Nova Material Adverse Effect.

24.	Real Property.

(i)

The Company, the Liquor Subsidiaries and the Nova Group do not own any real or immovable property. The Company has made available to the Purchaser copies of all leases, subleases, licenses to occupy, and agreements in the nature of a lease (including all amendments, renewals, extensions, assignments, occupancy agreements, subleases, agreements to lease and agreements to sublease) in respect of the Company Leased Properties (the “Company Leases”, each a “Company Lease”) and, to the Company’s knowledge, in respect of the Nova Leased Properties (the “Nova Leases”, each a “Nova Lease”), in each case whether as lessor or lessee. Except as set forth in the Company Disclosure Letter, neither the Company, any Liquor Subsidiary or, to the knowledge of the Company, the Nova Group are the lessor of or lessee of, nor have they agreed to acquire or lease, any real property or Appurtenances or any interest in, any real property or Appurtenances other than the Company Leased Properties and the Nova Leased Properties. Other than the Company Leased Properties, no other real property is used in connection with the conduct of the Company’s business currently being conducted. Other than the Nova Leased Properties, to the Company’s knowledge, no other real property is used in connection with the conduct of the Nova Group’s business currently being conducted.

(ii)

The Company is not a party to, and has not agreed to enter into, any lease, sublease, license to occupy, agreement to lease, agreement to sublease or agreement in the nature of a lease in respect of any real property or Appurtenances, whether as lessor or lessee, other than the Company Leases. Each Company Lease and, to the knowledge of the Company, Nova Lease is in full force and effect and unamended. Each Company Lease and, to the knowledge of the Company, Nova Lease is in good standing; neither the Company nor, to the knowledge of the Company, any other party thereto is in default of or breach of any covenant, condition or obligation contained therein. There is no material dispute between the Company and any other party under any Company Lease or, to the knowledge of the Company, between Nova and any other party under any Nova Lease. No Company Lease creates a Lien in respect of any of the assets of the Company except as would not, individually or in the aggregate, reasonably be expected to result in a Company Adverse Material Effect. No amount is payable after Closing as a commission or finder’s fee under an agreement to which the Company is a party in respect of any of the Company Leases, Nova Leases or any renewal or extension or exercise of any option or right pursuant to any of the Company Leases or Nova Leases. In respect of those Company Leases where the Company is a sub-landlord, the Company confirms that there are no tenant allowances due and payable as of the date hereof.

(iii)

Except as described in the Company Disclosure Letter, and except where the Company, a Liquor Subsidiary or a member of the Nova Group sublease any Company Leased Property or Nova Leased Property to another party, the Company, a Liquor Subsidiary or the Nova Group, as applicable, occupy the Company Leased Properties and the Nova Leased Properties, as applicable, and has the exclusive right to possess, use and occupy each Company Leased Property during the term of the applicable Company Lease and each Nova Leased Property during the term of the applicable Nova Lease, as applicable. All fixtures and improvements situated on the Company Leased Properties and, to the knowledge of the Company, the Nova Leased Properties are, in all material respects, in good operating condition and in a state of good maintenance and repair, and are adequate and suitable in all material respects for the purposes for which they are currently being used. None of those fixtures or improvements, nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any Law, or encroaches on any property owned by others. The Company has adequate rights of ingress and egress for the operation of its business in the Ordinary Course and, to the knowledge of the Company, no facts or conditions which would result in the termination of the current access from the Company Leased Properties to any currently existing public roads adjoining or situated on the Company Leased Properties. The Nova Group has adequate rights of ingress and egress for the operation of its business in the Ordinary Course and, to the knowledge of the Company, no facts or conditions which would result in the termination of the current access from the Nova Leased Properties to any currently existing public roads adjoining or situated on the Nova Leased Properties. Without limiting the generality of the foregoing:

(A)

the Company Leased Properties, the Nova Leased Properties, the current uses of and the conduct of the business on those properties comply with all Laws including those dealing with zoning, parking, access, loading facilities, landscaped areas, building construction, fire and public health and safety;

(B)

all accounts for work and services performed and materials supplied, placed or furnished on or in respect of any Company Leased Property at the request of the Company and, to the knowledge of the Company, any Nova Leased Property at the request of the Nova Group have been fully paid and satisfied, and no Person is entitled to claim a lien or privilege under applicable Law against the Company Leased Properties, the Nova Leased Properties or any part thereof, other than current accounts in respect of which the payment due date has not yet passed;

(C)

there is nothing owing in respect of the Company Leased Properties by the Company or, to the knowledge of the Company, any Nova Leased Property by the Nova Group to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;

(D)

no part of the Company Leased Properties or the Nova Leased Properties has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced;

(E)

to the knowledge of the Company, each of the Company Leased Properties and the Nova Leased Properties (including all fixtures and improvements) are free of any material defects (patent or latent) and there are no material or structural repairs or replacements that are necessary or advisable and, without limiting the foregoing, there are no material repairs to, or replacements of, the roof or the mechanical, electrical, heating, ventilating, air-conditioning, plumbing, drainage, sprinkler or elevating equipment or systems that are necessary or advisable, all of such equipment and systems are fully operational, and none of the Company Leased Properties or Nova Leased Properties in relation to which the initial construction has been completed is currently undergoing any alteration or renovation nor is any such alteration or renovation contemplated; and

(F)

any arrangements or agreements by which the Company or any member of the Nova Group, as applicable, subleases, licenses, or otherwise grants access or occupancy of any portion of the Company Leased Properties or, to the knowledge of the Company, the Nova Leased Properties to a third party who is not the landlord thereof together with all necessary approvals (if any) in respect thereof have been made available to the Purchaser.

(iv)

Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Nova Adverse Material Effect, as applicable: (A) the Company, a Liquor Subsidiary or member of the Nova Group has a valid and subsisting leasehold interest in each of the Company Leased Properties and the Nova Leased Properties, as applicable, subject to the terms and conditions of the applicable Company Lease or Nova Lease; (B) each Company Lease or Nova Lease, as applicable, is valid, legally binding, enforceable and in full force and effect (subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction); (C) none of the Company, any Liquor Subsidiary or, to the knowledge of the Company, the Nova Group is in breach of, or default under, such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Company, any Liquor Subsidiary, or to the knowledge of the Company, any member of the Nova Group or permit termination, modification or acceleration by any third party thereunder; and (D) to the knowledge of the Company, no third party has repudiated or has the right to terminate or repudiate any such lease or sublease (except for termination rights that may be specifically set out in such leases and except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.

(v)

To the knowledge of the Company, the Company Leased Properties and the Nova Leased Properties are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of the facilities of the Company, the Liquor Subsidiaries and the Nova Group.

(vi)

To the knowledge of the Company, the Company has not received written notice from any Governmental Entity of any scheduled and material road construction project within the immediate vicinity of any Company Leased Property or Nova Leased Property which would reasonably be expected to materially and adversely affect access or traffic flow to such Company Leased Property or Nova Leased Property, as applicable, including, but not limited to, road construction projections on roadways adjacent to such Company Leased Property or Nova Leased Property, as applicable, or any main highway, tollway or other roadway artery in the immediate vicinity of such Company Leased Property or Nova Leased Property, as applicable.

(vii)

All Company Leases, Nova Leases, notices of Company Lease, notices of Nova Lease and caveats are registered against the title to the applicable Company Leased Property or Nova Leased Property, as applicable, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or a Nova Material Adverse Effect, as applicable.

25.

Personal Property. The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or a Nova Material Adverse Effect, as applicable.

26.	Intellectual Property and Information Technology.

(i)

The Company Disclosure Letter sets forth a true, complete and accurate list of (A) all registered or applied-for Company Owned Intellectual Property and registered or applied-for Nova Owned Intellectual Property and (B) all material unregistered Company Owned Intellectual Property.

(ii)

The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group own and, immediately following the completion of the Arrangement will own, sole and exclusive right, title and interest in and to all Company Owned Intellectual Property and Nova Owned Intellectual Property, as applicable, free and clear of any Liens (other than Permitted Liens). The Company Owned Intellectual Property and, to the knowledge of the Company, the Nova owned Intellectual Property is valid, subsisting, and enforceable. The Company, a Liquor Subsidiary, or, to the knowledge of the Company, member of the Nova Group has not taken or failed to take any action which would prejudice the obtaining of registration for any Company Owned Intellectual Property or the Nova Owned Intellectual Property, as applicable, or the enforcement of any registered Company Owned Intellectual Property or the Nova Owned Intellectual Property, as applicable.

(iii)

The Company, the Liquor Subsidiary and the Nova Group (to the knowledge of the Company) are not bound by, and no Company Owned Intellectual Property or the Nova Owned Intellectual Property is subject to, any Contract that in any way limits or restricts the ability of Company, a Liquor Subsidiary or the Nova Group to use, exploit, transfer, license, assert, or enforce the Company Owned Intellectual Property or the Nova Owned Intellectual Property, as applicable, without payment, or that affects or may affect the validity, transferability enforceability, or the ownership of any Company Owned Intellectual Property or any Nova Owned Intellectual Property by the Company, a Liquor Subsidiary or the Nova Group, as applicable. The Company, the Liquor Subsidiaries and the Nova Group (to the knowledge of the Company) have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, or exclusively licensed or agreed to exclusively license rights to, any Company Owned Intellectual Property or any Nova Owned Intellectual Property, as applicable, to any Person.

(iv)

The Company, the Liquor Subsidiary, and, to the knowledge of the Company, the Nova Group, as applicable, have: (A) the sole and exclusive right to bring proceedings for infringement, misappropriation, dilution, violation or unauthorized use of the Company Owned Intellectual Property and the Nova Owned Intellectual Property, as applicable, without any obligation to obtain consent, joinder or to provide an accounting to any third party; (B) taken such actions as are reasonably necessary to protect the Company Owned Intellectual Property and the Nova Owned Intellectual Property, as applicable; and (C) taken no action that would adversely affect its rights in the Company Owned Intellectual Property or the Nova Owned Intellectual Property, as applicable. No interferences, re-examinations, oppositions, cancellation proceedings, inter partes reviews, covered business method reviews, post-grant reviews, pre-issue submission, derivation proceedings or other proceedings pertaining to the Company Owned Intellectual Property or Nova Owned Intellectual Property are pending or, to the knowledge of Company, threatened. Neither the Company nor any of the Liquor Subsidiaries is in material breach of or default under any Contract relating to the Company Owned Intellectual Property or Company Licensed Intellectual Property and, to the knowledge of the Company, no third party is in material breach or default under such Contacts. To the knowledge of the Company, no member of the Nova Group is in material breach of or default under any Contract relating to the Nova Owned Intellectual Property or Nova Licensed Intellectual Property and no third party is in material breach or default under such Contacts.

(v)

Except as disclosed in the Company Disclosure Letter, none of the Company, the Liquor Subsidiary or the Nova Group (to the knowledge of the Company) or the conduct of the businesses of the Company, the Liquor Subsidiary or the Nova Group (to the knowledge of the Company) as previously conducted or presently conducted, including use of the Company Owned Intellectual Property or the Nova Owned Intellectual Property, as applicable, on its own or in combination with any Company Licensed Intellectual Property or the Nova Licensed Intellectual Property, as applicable, infringes upon, misappropriates, or violates the Intellectual Property Rights of any Person, and no proceeding is pending or, to the knowledge of the Company, threatened: (i) alleging that the Company, a Liquor Subsidiary or the Nova Group or the conduct of the businesses of the Company, the Liquor Subsidiaries or the Nova Group as previously conducted or presently conducted, including use of the Company Owned Intellectual Property or the Nova Owned Intellectual Property, as applicable, on its own or in combination with any Company Licensed Intellectual Property or any Nova Owned Intellectual Property, as applicable, infringes upon, misappropriates, dilutes or otherwise violates the Intellectual Property Rights of any Person or (ii) alleging that the Company Licensed Intellectual Property or the Nova Owned Intellectual Property is being licensed or sublicensed by the Company, any Liquor Subsidiary or the Nova Group, as applicable, in conflict with the terms of any license or Contract or otherwise in violation of any applicable Laws.

(vi)

To the knowledge of the Company, no Person is engaging in any activity that infringes upon, misappropriates, dilutes or otherwise violates any Company Owned Intellectual Property or any Nova Owned Intellectual Property.

(vii)

The Company and/or the Liquor Subsidiaries have no obligation to pay and, to the knowledge of the Company, the members of the Nova Group have no obligation to pay any royalties, license fees, or other amounts or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Company Owned Intellectual Property, Company Licensed Intellectual Property, Company Owned Intellectual Property or Company Licensed Intellectual Property, excluding any amounts payable for any common off-the-shelf software licensed by the Company, the Liquor Subsidiaries and/or the Nova Group.

(viii)

The consummation of the Arrangement and the transactions contemplated hereunder will not and could not reasonably be expected to give rise to, result in or serve as a basis for the termination or impairment of any Company Owned Intellectual Property or Company Licensed Intellectual Property or, to the knowledge of the Company, any Nova Owned Intellectual Property or Nova Licensed Intellectual Property, give rise to, result in or serve as a basis for any breach or default under any Contract or license relating to any Company Owned Intellectual Property or Company Licensed Intellectual Property or, to the knowledge of the Company, any Nova Owned Intellectual Property or Nova Licensed Intellectual Property, or give any Person any right to terminate or alter any Company Owned Intellectual Property or Company Licensed Intellectual Property or, to the knowledge of the Company, any Nova Owned Intellectual Property or Nova Licensed Intellectual Property or any Contract or license related thereto.

(ix)

The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have taken such actions as are reasonably necessary (but in no event less than reasonable practices in the industry in which the Company or the Nova Group operates) to maintain the confidentiality and investigate suspected misappropriation of the trade secrets of or held by the Company, the Liquor Subsidiaries or the Nova Group, as applicable, and other confidential information including by directly or indirectly ensuring either the execution of non-disclosure agreements or the requirement to obtain a confidentiality undertaking with all employees, consultants and third parties who have accessed trade secrets or material confidential information of the Company, the Liquor Subsidiaries or the Nova Group.

(x)

Except as disclosed in the Company Disclosure Letter, no government, university, research institute, or other organization has sponsored any Company research or been involved with or otherwise sponsored any development of any Company Owned Intellectual Property or (to the knowledge of the Company) any Nova Owned Intellectual Property, or has any claim of right to or ownership of or other Lien on any Company Owned Intellectual Property or (to the knowledge of the Company) any Nova Owned Intellectual Property. No research and development conducted by or on behalf of Company relating to the Company Owned Intellectual Property or (to the knowledge of the Company) the Nova Owned Intellectual Property was performed by a student or employee of any Governmental Entity, university, or research institute.

(xi)

The Company IT Systems and Nova IT Systems are reasonably sufficient for the immediate needs of the business of the Company, the Liquor Subsidiaries and the Nova Group, as applicable. The Company IT Systems and Nova IT Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats, or otherwise) for all software, platforms and systems, in each of the foregoing cases, as necessary for the conduct of the respective businesses of the Company, the Liquor Subsidiaries and the Nova Group, as applicable, as currently conducted.

(xii)

The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have implemented reasonable administrative, physical and technical safeguards (but in no event less than what is required by applicable Law (including, for certainty, Privacy Laws) or under any Material Contract) to: (A) protect the Company IT Systems and Nova IT Systems and the confidentiality, integrity and security of Personal Information against unauthorized access, use, modification, disclosure or other misuse by any Person; (B) defend Company IT Systems against denial of service attacks, distributed denial of service attacks, hacking attempts, security threats, ransomware incidents, and like attacks and activities by any other Person; and (C) ensure the continued, uninterrupted, and error-free operation of Company IT Systems and Nova IT Systems, including by employing security, maintenance, disaster recovery, redundancy, backup, archiving, virus or malicious device scanning/protection measures, patching and penetration testing and monitoring. The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group maintain, and have remained in compliance with, written policies and procedures concerning the prevention, detection, containment and correction of security violations related to Company IT Systems and Nova IT Systems, as applicable. The Company IT Systems and Nova IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the businesses of the Company, the Liquor Subsidiaries and the Nova Group, as applicable, as currently conducted.

(xiii)

To the knowledge of the Company, the Company IT Systems and Nova IT Systems have had no material errors or defects that have not been materially remedied. To the knowledge of the Company, the Company IT Systems and Nova IT Systems contain no device or code designed to, in any manner: (A) disrupt, disable, harm distort or otherwise impede or impair the legitimate, normal and authorized operation of or provide unauthorized access to such Company IT Systems (including what are sometimes referred to as “viruses”, “malware”, “spyware”, “ransomware”, “worms”, “time bombs,” “back doors” or “advanced persistent threats”); or (B) damage, destroy, or prevent the access to or use of any data or file without the user’s consent, in each of the foregoing cases, that has not been removed or fully remedied. The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have not experienced within the past three years any material disruption to, or material interruption in, the conduct of the business of the Company, the Liquor Subsidiaries or the Nova Group attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software, Company IT Systems or Nova IT Systems.

27.	Privacy.

(i)

The Company, the Liquor Subsidiaries and the Nova Group have privacy policies regarding the collection, use and disclosure of personal information in connection with the operation of their respective businesses and are, and in the past three years have been, in compliance, in all material respects, with such privacy policies. True and complete copies of all privacy policies that have been used by the Company, the Liquor Subsidiaries and the Nova Group in the past three years have been provided to Purchaser. Each of the Company, the Liquor Subsidiaries and the Nova Group have in the past three years posted a privacy policy and any additional privacy notices, as required under applicable Privacy Laws, in a clear and conspicuous location on all websites owned or operated by the Company, the Liquor Subsidiaries or the Nova Group.

(ii)

The Company, Company, the Liquor Subsidiaries and to the knowledge of the Company, the Nova Group have taken reasonable commercial steps to comply with all applicable Privacy Laws regarding the collection, storage, retention, use, processing, disclosure, transfer and protection of Personal Information, and all cyber incident, information security and data breach notification and record-keeping requirements thereunder.

(iii)

The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions hereunder, including any transfer of Personal Information resulting from such transactions, will not violate: (A) any applicable Privacy Law, any of the privacy policies of the Company, the Liquor Subsidiaries or the Nova Group (as it currently exists or as it existed at any time during which any applicable Personal Information was collected or obtained by or on behalf of the Company, any Liquor Subsidiary or the Nova Group); or (B) any other privacy and data security requirements imposed on the Company, any Liquor Subsidiary or the Nova Group under any Contracts. Upon the Closing, Purchaser will continue to have the right to use such Personal Information on identical terms and conditions as the Company (or the applicable Subsidiary) enjoyed immediately prior to Closing.

(iv)

Except as disclosed in the Company Disclosure Letter, the Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have not, in the past three years, experienced any loss, damage, unauthorized access, disclosure or use of, or the breach of any security safeguards protecting, any Personal Information in the Company’s (or any of its Subsidiaries’) possession, custody or control, or otherwise held or processed on its behalf.

(v)

The Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have conducted their respective businesses in material compliance with CASL, including the provisions thereunder relating to: (A) the sending of commercial electronic messages (as such term is defined in CASL) only with express or implied consent and with the prescribed contact information and unsubscribe mechanism, and retains records sufficient to demonstrate such compliance; (B) the altering of transmission data (as such term is defined in CASL) only with express consent; and (C) the installation of computer programs on computer systems (as such terms are defined in CASL) only with express consent.

(vi)

The Company, the Liquor Subsidiaries and the Nova Group have established and implemented policies, procedures and practices in material compliance with applicable Law (including Privacy Laws and CASL), and the Company, the Liquor Subsidiaries and, to the knowledge of the Company, the Nova Group have operated in accordance with such policies and procedures at all time.

(vii)

Except as disclosed in the Company Disclosure Letter, no Person (including any Governmental Entity) has commenced or made, or, to the knowledge of Company, threatened to commence or make, any Action, complaint, investigation or inquiry relating to: (A) information privacy or data security practices or the Company, any Liquor Subsidiary or, to the knowledge of the Company, the Nova Group, including with respect to the collection, control, storage, use, access, processing, disclosure, transfer, destruction, disposal and safeguarding of Personal Information maintained by or on behalf of the Company, any Liquor Subsidiary or the Nova Group; or (B) compliance with Privacy Laws or CASL by the Company, any Liquor Subsidiary, or, to the knowledge of the Company, the Nova Group.

28.	Title to the Assets.

(i)

Except in connection with the Arrangement or as disclosed in the Company Disclosure Letter, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material assets owned by the Company, the Liquor Subsidiary, or, to the knowledge of the Company, the Nova Group, or any part thereof or interest therein.

(ii)

Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Nova Material Adverse Effect, no part of the Company Leased Properties or the Nova Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, does any Person have any intent or proposal to give such notice or commence any such proceedings.

29.

Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract and, to the knowledge of the Company, each Nova Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company, a Liquor Subsidiary or the Nova Group, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction: (ii) none of the Company, a Liquor Subsidiary or, to the knowledge of the Company, the Nova Group is in breach or default under any Company Material Contract or any Nova Material Contract, as applicable, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default; and (iii) as of the date hereof, none of the Company or any Liquor Subsidiary knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Company Material Contract or any Nova Material Contract by any other party to any Company Material Contract or any Nova Material Contract, as applicable. The Company Disclosure Letter sets out a complete and accurate list of all Company Material Contracts as of the date hereof. As of the date of this Agreement, no Company Material Contract that has been disclosed in the Company Data Room has, since such disclosure, been modified, rescinded or terminated, except in the Ordinary Course. As of the date of this Agreement, to the knowledge of the Company, no Nova Material Contract that has been disclosed in the Nova Data Room has, since such disclosure, been modified, rescinded or terminated, except in the Ordinary Course.

30.

Insurance. Each of the Company, the Liquor Subsidiaries and the Nova Group has been continuously since January 1, 2020, insured by reputable and financially responsible insurers and the insurance policies are appropriate to the business of the Company, the Liquor Subsidiaries and the Nova Group, as applicable in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. The insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms and in good standing.

31.

Related Party Transactions. Except as disclosed in the Company Disclosure Letter, none of the Company or any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company and its Subsidiaries or any of its respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, consulting or contractor fees, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Except as set forth in the Company Disclosure Letter, there are no Contracts (other than employment or consulting arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder which is an “insider” (as defined in the Securities Act (Alberta)), officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates; provided, however, that in order to determine whether a shareholder is an “insider” of the Company, the Company may rely solely on disclosure filed on System for Electronic Disclosure by Insiders (SEDI).

32.

Brokers. Except as set forth in the Company Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the Arrangement. The Company has made full disclosure to the Purchaser of all fees to be paid to such brokers, finders, and/or other intermediaries under the terms of the agreements with the Company.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Qualification.

(i)

The Purchaser is a corporation duly incorporated and validly existing under the Laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)

Each Purchaser Subsidiary and, to the knowledge of the Purchaser, each member of the SunStream Group is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.

2.

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement. The payment of the Purchaser Shares comprising the Consideration have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Liens and will be issued in compliance with Laws.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) any actions or filings with the Securities Authorities (including the NASDAQ); (ii) approval under the Competition Act; and (iii) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals other than the Key Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.

Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents;

(ii)

assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser, Purchaser Subsidiaries or, to the knowledge of the Purchaser, the SunStream Group; or

(iii)

allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser, any Purchaser Subsidiary or the SunStream Group (based on the Purchaser’s knowledge) is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Purchaser Material Contract or any material Authorization to which the Purchaser, any Purchaser Subsidiary or the SunStream Group (based on the Purchaser’s knowledge) is a party of by which the Purchaser, any Purchaser Subsidiary or the SunStream Group (based on the Purchaser’s knowledge) is bound;

with such exceptions, in the case of each of clauses (i) and (ii) as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.	Capitalization

(i)

The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares, an unlimited number of Preferred Shares. As of the date of this Agreement, there are 2,055,993,692 Purchaser Shares issued and outstanding and no Preferred shares of the Purchaser outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(ii)

The Purchaser Disclosure Letter contains a list, as of the date of this Agreement, of the type and number of outstanding Purchaser Convertible Securities have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)

Except for outstanding rights under Purchaser Incentive Plans and as otherwise disclosed in the Purchaser Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any Purchaser Subsidiaries to, directly or indirectly, issue or sell any securities of the Purchaser or Purchaser Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or any Purchaser Subsidiaries.

(iv)	All outstanding securities of the Purchaser have been issued in material compliance with all Laws.

(v)

There are no bonds, debentures or other evidences of indebtedness of the Purchaser or any of its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Purchaser Shareholders on any matter.

(vi)

Other than disclosed in the Purchaser Disclosure Letter, there are no issued, outstanding or authorized obligations on the part of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares or other securities of the Purchaser, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any Purchaser Shares or other securities of the Purchaser.

(vii)

The completion of this Arrangement will not cause the vesting or issuance of, or give rights to purchase or acquire, any Purchaser Shares, pursuant to the terms of any Purchaser Convertible Securities.

7.	Subsidiaries

(i)

The Purchaser Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which the Purchaser owns or controls, directly or indirectly, any equity or proprietary interest indicating: (A) the name and jurisdiction of incorporation, organization or formation of such Person; and (B) the percentage owned directly or indirectly by the Purchaser.

(ii)

Each Purchaser Subsidiary and, to the knowledge of the Purchaser, member of the SunStream Group is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.

(iii)

Other than disclosed in the Purchaser Disclosure Letter, the Purchaser is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of the Purchaser Subsidiaries and the SunStream Group, in each case free and clear of any Liens (other than Permitted Liens). All such shares of capital stock or other equity interests so owned by the Purchaser have been validly issued and are fully paid and non-assessable, as the case may be.

8.	Securities Law Matters.

(i)

The Purchaser is a “reporting issuer” under applicable Securities Laws in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, North West Territories, Yukon and Nunavut (the “Purchaser Reporting Jurisdictions”). The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act and listed on NASDAQ. The Purchaser is not in default of any material requirements of any Securities Laws or the NASDAQ listing rules and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Purchaser Shares from the NASDAQ in the foreseeable future.

(ii)

As of the date of this Agreement, the Purchaser has not taken any action to cease to be a reporting issuer in any of the Purchaser Reporting Jurisdictions nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened.

(iii)

The Purchaser has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since January 1, 2020. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the NASDAQ.

(iv)

The Purchaser is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. The Purchaser is not, and will not be as a result of the Arrangement, required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(v)	The Purchaser has never been an issuer subject to Rule 144(i) under the Securities Act. The Purchaser satisfies the current public information requirements of Rule 144(c) under the Securities Act.

(vi)

The Purchaser has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the U.S. Exchange Act, at the time such filings were made they complied in all material respects with the requirements of the U.S. Exchange Act applicable to such filings and none of the filings contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(vii)

None of the Purchaser, its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Purchaser Shares to be issued pursuant to the Arrangement under the U.S. Securities Act, whether through integration with prior offerings or otherwise.

(viii)

Except as disclosed in the Purchaser’s Form 20-F filed on March 18, 2021, the Purchaser and the Purchaser Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and the U.S. Exchange Act, and the applicable rules and regulations promulgated by the SEC thereunder.

9.

Purchaser Shares. As of the close of business on October 6, 2021, there were 2,055,993,692 Purchaser Shares issued and outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Purchaser Shares to be issued pursuant to the Arrangement, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on NASDAQ, and will not be subject to any contractual or other restrictions on transferability or voting, provided that Purchaser Shares issuable to any Person that Purchaser reasonably determines to be an “affiliate” of Purchaser, as such term is defined in Rule 144 under the U.S. Securities Act, or to have been such an “affiliate” in the 90 days prior to the date of issuance of such Purchaser Shares will be treated as “restricted securities” under Rule 144 under the U.S. Securities Act and may not be offered, sold or otherwise transferred absent registration under the U.S. Securities Act or an available exemption therefrom.

10.	Security Ownership. The Purchaser does not beneficially own any securities of the Company or any of its affiliates, including the Liquor Subsidiaries.

11.

Financial Statements. The Purchaser’s audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited consolidated interim financial statements for the three and six months ended June 30, 2021 (including any of the notes or schedules thereto and related management’s discussion and analysis included in the Purchaser Filings) in were prepared in accordance with IFRS and fairly present in all material respects the consolidated statement of income, comprehensive income, financial position and cash flows of the Purchaser and its Subsidiaries as of their respective dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser’s financial statements included in the Purchaser Filings (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group, with unconsolidated entities or other Persons.

12.

Books and Records. Since the incorporation or amalgamation, as applicable, of the corresponding entity, all accounting and financial Books and Records have been maintained in all material respects in accordance with IFRS and fairly reflect, in all material respects in accordance with IFRS applied on a basis consistent with prior periods, the consolidated financial position of the Purchaser and all the material transactions, acquisitions and dispositions of the Purchaser and the Purchaser Subsidiaries on a consolidated basis.

13.

Absence of Certain Changes. Since December 31, 2020, other than the transactions contemplated in this Agreement or as disclosed in the Purchaser Filings, the business of the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group have been conducted, in all material respects, in the Ordinary Course, except for commercially reasonable actions which have been taken outside the Ordinary Course or not consistent with past practices that did not, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

14.

No Undisclosed Liabilities. There are no liabilities or obligations of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Purchaser for the years ended December 31, 2020 and 2019; (ii) disclosed in the unaudited, condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2021; (iii) incurred in the Ordinary Course since December 31, 2020; (iv) incurred in connection with the transactions contemplated in this Agreement; and (v) that would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

15.	Compliance with Laws.

(i)

Except as disclosed in the Purchaser Disclosure Letter, the Purchaser, the Purchaser Subsidiaries, and, to the knowledge of the Purchaser, the SunStream Group and each Franchise Partner is and has been in compliance with all applicable Laws (including all Cannabis Laws) in all material respects and, to the knowledge of the Purchaser, none of the Purchaser, the Purchaser Subsidiaries or the SunStream Group is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)

None of the Purchaser, the Purchaser Subsidiaries, or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partner, have received any written notices or other written correspondence from any Governmental Entity: (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws), except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization, other than where such correspondence would not reasonably be expected to have a Purchaser Material Adverse Effect or significantly impact the ability of the Purchaser to consummate the Arrangement. To the knowledge of the Purchaser, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

(iii)

Except as disclosed in the Purchaser Disclosure Letter, neither the Purchaser, any Purchaser Subsidiary nor, to the knowledge of the Purchaser, the SunStream Group, directly or indirectly, conduct any cannabis-related activities in the United States, including but not limited to: (i) the sale, cultivation, distribution, transportation, storage or handling of cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States; (iii) arrangements with any Person engaging in the business activities described in items (i) or (ii); or (iv) any cannabis-related activity in the United States in violation of the Controlled Substance Act, 21 U.S.C. ch.13§ 801 et seq, or other United States laws regulating controlled substances.

(iv)

Neither the Purchaser, its wholly-owned Subsidiaries nor, to the knowledge of the Purchaser, SunStream, any Subsidiary of SunStream, nor any of their directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Purchaser or its Subsidiaries: (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions; (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(v)

The operations of the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partners with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

16.	Disclosure Controls and Internal Control over Financial Reporting.

(i)

The Purchaser has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109 and as such term is defined In Rule 13a-15(e) under the U.S. Exchange Act) that are designed to ensure that material information required to be disclosed by the Purchaser in its reports filed or submitted under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)

The Purchaser has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iii)

Based on the Purchaser’s most recent evaluation of internal controls prior to the date hereof there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the internal control over financial reporting of the Purchaser.

(iv)

As of the date hereof, none of the Purchaser, any Purchaser Subsidiary, the SunStream Group (to the Purchaser’s knowledge) or, to the Purchaser’s knowledge, any director, employee, auditor, accountant or representative of the Purchaser, any Purchaser Subsidiary or the SunStream Group (to the knowledge of the Purchaser) has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

17.	Cannabis Retail Operations.

(i)

All applications for Cannabis Retail Licences submitted by the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners that are outstanding as of the date hereof are in good standing and the Purchaser has not, nor has any Purchaser Subsidiary or, to the knowledge of the Purchaser, a Franchise Partner, received any notice, order, determination, rejection or any other correspondence from any Governmental Entity having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Entity, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Cannabis Retail Licence(s).

(ii)

As of the date hereof, the Purchaser and the Purchaser Subsidiaries have not breached any Purchaser Franchise Agreement and, to the knowledge of the Purchaser, no other party thereto has breached any Purchaser Franchise Agreement.

18.	Licences and Compliance.

(i)

Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (i) all Authorizations which are necessary for the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners to own their respective assets or conduct its respective business as presently owned or conducted have (as applicable) been obtained and are in full force and effect in accordance with their terms; (ii) the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners, as applicable, have performed the obligations required to be performed to date under all such Authorizations, (iii) the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners are not in breach of or default under any such Authorizations, (iv) the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners have not received written, or to the knowledge of Purchaser, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of Purchaser, threatened, which could reasonably be expected to result in the revocation of such Authorizations.

(ii)

There are no compliance reviews, reports, or outstanding action items from a Governmental Entity or similar relating to any Franchise Partners, Purchaser Leased Property or Purchaser Owned Real Property that contain material concerns or would require remediation that would be reasonably expected to have a Purchaser Material Adverse Effect.

19.

Litigation. As of the date of this Agreement, there are no Actions pending, or, to the knowledge of the Purchaser, threatened, against the Purchaser, any Purchaser Subsidiary or the SunStream Group (to the Purchaser’s knowledge) or affecting any of their respective properties or assets that, if determined adversely would have, or be reasonably expected to have a Purchaser Material Adverse Effect. There is no Award outstanding, against or binding on the Purchaser or any of the Purchase Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

20.	Taxes.

(i)	Sundial is a taxable Canadian corporation for the purposes of section 89 of the Tax Act.

(ii)

All material Tax Returns required by Laws to be filed with any Governmental Entity by, or on behalf of, the Purchaser, any Purchaser Subsidiary and, to the knowledge of the Purchaser, the SunStream Group have been filed in the prescribed manner when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(iii)

The Purchaser, each Purchaser Subsidiary and, to the knowledge of the Purchaser, member of the SunStream Group, in all material respects, has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith, and where payment is not yet due, has established in accordance with IFRS an adequate provisions for all Taxes through the end of the last period for which the Purchaser and the Purchaser Subsidiaries ordinarily record items on its Books and Records. The provisions for Taxes reflected in the Books and Records are sufficient to cover all liabilities for Taxes that have been assessed against the Purchaser, whether or not disputed, or that are accruing due by the Purchaser during the periods covered by the Books and Records and all prior periods. Since the date of such Books and Records, the Purchaser has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event which could reasonably result in any liability, whether actual or contingent, for Taxes, other than in respect of Taxes that have been paid by the Purchaser or provided for in the Books and Records of the Purchaser to date.

(iv)

There are no material Actions pending or, to the knowledge of the Purchaser, threatened against the Purchaser, any Purchaser Subsidiary or the SunStream Group in respect of any Tax. Without limiting the generality of the foregoing, there are no reassessments of Taxes that have been issued and are outstanding, no Governmental Entity has challenged, disputed or questioned the Purchaser in respect of Taxes or any Tax Returns that remain outstanding, the Purchaser is not negotiating any draft assessment or reassessment with any Governmental Entity in respect of Taxes, the Purchaser is not aware of any contingent liabilities of the Purchaser for Taxes or any grounds for an assessment or reassessment, the Purchaser has not received any indication from any Governmental Entity that an audit, investigation, review or other examination of any Tax Return (or any other examination, claim, adjustment or other action relating to any Taxes) that is presently in progress, pending or threatened and that has not been resolved in full, and assessments under the Tax Act and all applicable provincial income tax legislation have been made with respect to the Purchaser covering all past periods before the date hereof.

(v)

The Purchaser has properly and timely withheld and deducted from each payment made to any of its present or former employees, officers and directors, and to all other Persons, including Persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law to be withheld and deducted and will continue to do so until the Closing Date and has properly and timely remitted such Taxes and other amounts within the prescribed periods to the appropriate Governmental Entity. The Purchaser has remitted all Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper Governmental Entity within the time required by applicable law. The Purchaser has charged, collected and remitted on a timely basis all Taxes, including without limitation on any sale, supply or delivery whatsoever, made by it. The Purchaser is registered under the ETA and, where applicable, under any similar provincial or other jurisdiction’s GST/HST is duly registered under such applicable law. All input tax credits claimed by the Purchaser for GST/HST purposes were calculated in accordance with the applicable law. The Purchaser has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST.

(vi)	There are no rulings or other agreements relating to the Purchaser which may affect its liability for Taxes for any taxable period commencing after Closing Date.

21.	Employees.

(i)

The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group are in compliance with all terms and conditions of employment and all applicable Laws respecting employment, including employment standards (e.g. wages, hours of work, overtime, and vacation), human rights, workers’ compensation, taxation, privacy, pay equity, accessibility, and occupational health and safety.

(ii)

The Purchaser Disclosure Letter sets forth a true and complete list of all actual or, to the knowledge of the Purchaser, pending, or threatened claims, complaints, investigations or orders under any applicable Laws relating to the Purchaser Employees or consultants of the Purchaser or any Purchaser Subsidiary against the Purchaser or any Purchaser Subsidiary by or before any Governmental Entity as of the date hereof and, as of the date hereof, no such claims, complaints, investigations or orders could reasonably be expected to have a Purchaser Material Adverse Effect.

(iii)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and none of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, member of the SunStream Group has been reassessed under such legislation during the past three years and, to the knowledge of the Purchaser, no audit of the Purchaser, any Purchaser Subsidiary or member of the SunStream Group is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may adversely affect the experience rating, premiums or costs of the Purchaser, any Purchaser Subsidiary or the SunStream Group (to the Purchaser’s knowledge).

(iv)

There are no pending, and in the past three (3) years, there have not been any allegations against any current or former Purchaser Employees, consultants or other service provider of the Purchaser or any of the Purchaser Subsidiaries, and, to the Purchaser’s knowledge, no current or former Purchaser Employee, consultant or other service provider of the Purchaser or any of Purchaser Subsidiary has engaged in, harassment, sexual harassment, discrimination or similar misconduct of any nature, or breach of any policy of the Purchaser relating to the foregoing, or any other similar act, whether or not unlawful, nor is any such allegation pending or threatened or has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any proceeding against or involving the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group and, to the knowledge of the Purchaser, none is reasonably anticipated.

22.	Purchaser Employee Plans.

(i)

The Purchaser has delivered or otherwise made available to the Company true, complete and up-to-date copies of all material Purchaser Employee Plans, or written descriptions of the material terms thereof if unwritten, together with all material supporting documentation, including, as applicable: (A) the plan documents (as amended) and current employee booklets for such Purchaser Employee Plans, (B) funding agreements, insurance contracts and policies, investment management agreements, subscription and participation agreements, benefit administration contracts, financial administration contracts, record keeping and other service agreements and all other contracts relating to the Purchaser Employee Plans; (C) the most recent annual report and accompanying schedule(s); (D) the current summary plan description and any modifications thereto; (E) the most recent annual financial, accounting and actuarial statements, and all reports, statements, valuations, returns, certificates and correspondence for each of the last three years which affect premiums, contributions, refunds, deficits or reserves under any Purchaser Employee Plan; (F) statements of premiums, contributions, or benefits paid by the Purchaser or any Purchaser Subsidiary for each of the past three complete financial years and year to date; and (G) communications between the Purchaser or any Purchaser Subsidiary and past or present participants in the Purchaser Employee Plans, as well as material correspondence between the Purchaser or any Purchaser Subsidiary and Governmental Entities.

(ii)

All of the Purchaser Employee Plans (including any related trust) are and have been established, registered, amended, maintained, qualified, funded, invested, contributed to and administered in all material respects in accordance with all applicable Laws, and in accordance with their terms, the terms of the documents that support such Purchaser Employee Plans and the terms of agreements between the Purchaser and the Purchaser Subsidiaries and Purchaser Employees (present and former) who are members of, or beneficiaries under, the Purchaser Employee Plans. No fact or circumstance exists which could adversely affect the registered status of any such Purchaser Employee Plan. Neither the Purchaser nor any Purchaser Subsidiary or the agents or delegates of the foregoing, have breached any fiduciary obligation with respect to the administration or investment of any Purchaser Employee Plan. Each Purchaser Employee Plan that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Laws, and, to the knowledge of the Purchaser, no event has occurred with respect to any such Employee Plan that could result in the revocation of the registration of such Employee Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Employee Plan. No event has occurred respecting any Employee Plan which would entitle a Person (without the consent of the Purchaser or a Subsidiary) to wind-up or terminate any Employee Plan in whole or in part.

(iii)

(A) All current obligations of the Purchaser and the Purchaser Subsidiaries regarding the Purchaser Employee Plans have been satisfied; and (B) all contributions, benefits, intercompany charges, premiums and Taxes required to be deducted, withheld, remitted, made or paid by the Purchaser and the Purchaser Subsidiaries in respect of each Purchaser Employee Plan, have been deducted withheld, remitted, made or paid when or before due in accordance with applicable Laws, the terms of the applicable Purchaser Employee Plan, and all understandings between the Purchaser and the Purchaser Subsidiaries, on the one hand, and the Purchaser Employees on the other hand. All of the Purchaser Employee Plans are fully funded in accordance with their terms and applicable Law. All benefits accrued under any Purchaser Employee Plan not required to be funded by the terms of such plan or applicable Law have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, IFRS. The costs of funding the benefit plans are, in all material respects, reflected in the Purchaser’s Books and Records and financial statements.

(iv)

All reports and filings with any Governmental Entity required to be made by the Purchaser and the Purchaser Subsidiaries in connection with each Purchaser Employee Plan have been timely made, and all disclosures and notices required to be given to participants and beneficiaries in connection with each Purchaser Employee Plan have been properly and timely made in accordance with Law, and the terms of the Purchaser Employee Plans.

(v)

No Purchaser Employee Plan is subject to any actual or pending Action initiated by any Governmental Entity, or by any other Person (other than routine claims for benefits) which, if adversely determined, would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect and there exists no state of facts which could reasonably be expected to give rise to any such Action.

(vi)

The execution, delivery and performance of this Agreement and the consummation of the Arrangement will not: (A) result in any material payment (including, without limitation, bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of the Purchaser Employees (present or former); (B) increase the compensation or benefits otherwise payable to any Purchaser Employee (present or former); or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Purchaser Employee Plan.

(vii)

Nothing has been done or omitted to be done by the Purchaser, any of Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group which could make any policy or insurance contract void or voidable. All contracts in respect of the Purchaser Employee Plans are valid and the Purchaser or the Purchaser Subsidiaries can enforce such contracts or cause such contracts to be enforced.

(viii)

None of the Purchaser Employee Plans: (A) is self-funded, self-insured or otherwise provides medical or other group health and welfare benefits other than through a contract of insurance, or (B) has any actual or potential unfunded liabilities (other than liabilities accruing after the Effective Date).

(ix)

There exists no losses or Taxes in connection with any former employee benefit plan relating to current or former employees, directors, officers or independent contractors of the Purchaser or any Purchaser Subsidiary (or the respective spouse, beneficiaries or dependents of such individuals) that has terminated, and all procedures for termination of each such former employee benefit plan have been properly followed in accordance with the terms of such former employee benefit plans and applicable Law.

(x)

No events have occurred or would be reasonably be expected to occur, and no circumstances exist, including events and/or circumstances related to COVID-19, that would interfere with the continuous operation and administration of the Purchaser Employee Plans. Neither the Purchaser, any wholly-owned Subsidiary nor, to the knowledge of the Purchaser, SunStream or any SunStream Subsidiary has taken any action in connection with events and/or circumstances related to COVID-19 with respect to any Purchaser Employee Plan or the compensation or benefits of any employee that is not in the Ordinary Course consistent with past practice and as approved by an insurer in respect of an insured plan.

(xi)

All data necessary to administer each Purchaser Employee Plan is in the possession of the Purchaser or an agent and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Laws and such data is complete and correct.

23.	Environmental Matters.

(i)

The Purchaser, each Purchaser Subsidiary and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners are and have, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws, except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)

None of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partners have received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that the Purchaser, any of its Subsidiaries or any Franchise Partners to carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)

To the knowledge of the Purchaser, there are no Hazardous Substances, or other conditions that could reasonably be expected to result in liability of or adversely affect the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partner under or related to any applicable Environmental Law, reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, located on, at, in, under or migrating from any of the Purchaser Leased Properties or Purchaser Owned Real Property (including the workplace environment) currently or, to the knowledge of the Purchaser, previously owned, leased or operated by the Purchaser, any Purchaser Subsidiary or any of the Franchise Partners.

(iv)

To the knowledge of the Purchaser, there are no above-ground or underground storage tanks, pits, lagoons, waste disposal sites, or assets containing asbestos or polychlorinated biphenyls located on any of the Purchaser Leased Properties or Purchaser Owned Real Property.

(v)	There are no pending claims or, to the knowledge of the Purchaser, threatened claims, against the Purchaser or any of its Subsidiaries arising out of any Environmental Laws.

24.	Purchaser Real Property.

(i)

The Purchaser and the Purchaser Subsidiaries, as applicable, have good and sufficient title to their Purchaser Owned Real Property, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by the Purchaser and Purchaser Subsidiaries, necessary to permit the operation of its business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Purchaser Material Adverse Effect. The Purchaser does not have any knowledge nor is aware of any defects, failures or impairments in the title of the Purchaser or the Purchaser Subsidiaries to their respective assets, whether or not an Action or inquiry is pending or threatened or whether or not discovered by any third party, which, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

(ii)

The Purchaser has made available to the Company copies of all leases, subleases, licenses to occupy, and agreements in the nature of a lease (including all amendments, renewals, extensions, assignments, occupancy agreements, subleases, agreements to lease and agreements to sublease) in respect of the Purchaser Leased Properties (the “Purchaser Leases”, each a “Purchaser Lease” and together with the Purchaser Owned Real Property, the “Purchaser Real Property”), whether as lessor or lessee. Except as set forth in material made available to the Company, neither the Purchaser nor any Purchaser Subsidiary is the lessor of or lessee of, nor have they agreed to acquire or lease, any real property or Appurtenances or any interest in, any real property or Appurtenances other than the Purchaser Leased Properties. Other than the Purchaser Leased Properties and the Purchaser Owned Real Property, no other real property is used in connection with the conduct of Purchaser’s business as currently conducted.

(iii)

Neither the Purchaser nor any Purchaser Subsidiary is a party to, or has agreed to enter into, any lease, sublease, license to occupy, agreement to lease, agreement to sublease or agreement in the nature of a lease in respect of any real property or Appurtenances, whether as lessor or lessee, other than the Purchaser Leases. Each Purchaser Lease is in full force and effect and unamended. Each Purchaser Lease is in good standing; neither the Purchaser or any Purchaser Subsidiary nor, to the knowledge of the Purchaser, any other Person party thereto is in default of or breach of any covenant, condition or obligation contained therein. There is no dispute between the Purchaser or any Purchaser Subsidiary and any other Person under any Purchaser Lease. No Purchaser Lease creates a Lien or security interest in any of the assets of the Purchaser or any Purchaser Subsidiary. No amount is payable after Closing as a commission or finder’s fee under an agreement to which the Purchaser or a Purchaser is a party in respect of any of the Purchaser Leases or any renewal or extension or exercise of any option or right pursuant to any of the Purchaser Leases. In respect of those Purchaser Leases where the Purchaser is a sub-landlord, the Purchaser confirms that there are no tenant allowances due and payable as of the date hereof.

(iv)

Except where the Purchaser or the Purchaser Subsidiaries sublease the Purchaser Leased Property to another party, the Purchaser or a Purchaser Subsidiary, as applicable, occupy the Purchaser Leased Properties and has the exclusive right to possess, use and occupy the Purchaser Leased Property during the term of the applicable Purchaser Lease. All fixtures and improvements situated on the Purchaser Leased Properties are in good operating condition and in a state of good maintenance and repair, and are adequate and suitable for the purposes for which they are currently being used. None of those fixtures or improvements, nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any applicable Law, or encroaches on any property owned by others. The Purchaser or applicable Subsidiary has adequate rights of ingress and egress for the operation of the business in the Ordinary Course and, to the knowledge of the Purchaser, no facts or conditions which would result in the termination of the current access from the Purchaser Leased Properties to any currently existing public roads adjoining or situated on the Purchaser Leased Properties. Without limiting the generality of the foregoing:

(A)

the Purchaser Leased Properties, the current uses of and the conduct of the business on those properties comply with all Laws including those dealing with zoning, parking, access, loading facilities, landscaped areas, building construction, fire and public health and safety;

(B)

all accounts for work and services performed and materials supplied, placed or furnished on or in respect of any Purchaser Leased Property at the request of the Purchaser have been fully paid and satisfied, and no Person is entitled to claim a lien or privilege under applicable Law against the Purchaser Leased Properties or any part thereof, other than current accounts in respect of which the payment due date has not yet passed;

(C)

there is nothing owing in respect of the Purchaser Leased Properties by the Purchaser to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;

(D)	no part of the Purchaser Leased Properties have been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced;

(E)

to the knowledge of the Purchaser, each of the Purchaser Leased Properties (including all fixtures and improvements) are free of any material defects (patent or latent) and there are no material or structural repairs or replacements that are necessary or advisable and, without limiting the foregoing, there are no material repairs to, or replacements of, the roof or the mechanical, electrical, heating, ventilating, air-conditioning, plumbing, drainage, sprinkler or elevating equipment or systems that are necessary or advisable, all of such equipment and systems are fully operational, and none of the Purchaser Leased Property in relation to which the initial construction has been completed is currently undergoing any alteration or renovation nor is any such alteration or renovation contemplated; and

(F)

any arrangements or agreements by which the Purchaser or a Purchaser Subsidiary subleases, licenses, or otherwise grants access or occupancy of any portion of the Purchaser Leased Property to a third party who is not the landlord thereof together with all necessary approvals (if any) in respect thereof have been made available to the Company.

(v)

Except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (A) the Purchaser or a Purchaser Subsidiary has a valid and subsisting leasehold interest in the Purchaser Leased Properties, subject to the terms and conditions of the applicable Purchaser Lease; (B) each Purchaser Lease is valid, legally binding, enforceable and in full force and effect (subject only to any limitation under bankruptcy, insolvency or other applicable Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction); (C) none of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, any member of the SunStream Group or any Franchise Partner is in breach of, or default under, such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partner, or permit termination, modification or acceleration by any Person thereunder; and (D) to the knowledge of the Purchaser, no third party has repudiated or has the right to terminate or repudiate any such lease or sublease (except for termination rights that may be specifically set out in such leases and except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.

(vi)

To the knowledge of the Purchaser, the Purchaser Leased Properties are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of the facilities of the Purchaser and the Purchaser Subsidiaries.

(vii)

To the knowledge of the Purchaser, neither the Purchaser, any Purchaser Subsidiary nor any Franchise Partner has received written notice from any Governmental Entity of any scheduled and material road construction project within the immediate vicinity of any Purchaser Real Property which would reasonably be expected to materially and adversely affect access or traffic flow to such Purchaser Real Property, including, but not limited to, road construction projections on roadways adjacent to such Purchaser Real Property or any main highway, tollway or other roadway artery in the immediate vicinity of such Purchaser Real Property.

(viii)

All Lease or notices of Purchaser Lease or caveats are registered against the title to the applicable Purchaser Leased Property, except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

25.

Personal Property. The Purchaser, the Purchaser Subsidiaries, and, to the knowledge of the Purchaser, the SunStream Group have, valid, good and marketable title to all personal property owned by them, as applicable, except as would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.

26.	Intellectual Property and Information Technology.

(i)

The Purchaser and the Purchaser Subsidiaries own and, immediately following the completion of the Arrangement will own, sole and exclusive right, title and interest in and to all Purchaser Owned Intellectual Property, free and clear of any Liens (other than Permitted Liens). The Purchaser Owned Intellectual Property is valid, subsisting, and enforceable. The Purchaser or a Purchaser Subsidiary has not taken or failed to take any action which would prejudice the obtaining of registration for any Purchaser Owned Intellectual Property or the enforcement of any registered Purchaser Owned Intellectual Property.

(ii)

The Purchaser and the Purchaser Subsidiaries are not bound by, and no Purchaser Owned Intellectual Property is subject to, any Contract that in any way limits or restricts the ability of the Purchaser or a Purchaser Subsidiary to use, exploit, transfer, license, assert, or enforce the Purchaser Owned Intellectual Property without payment, or that affects or may affect the validity, transferability enforceability, or the ownership of any Purchaser Owned Intellectual Property by the Purchaser and the Purchaser Subsidiaries. The Purchaser and the Purchaser Subsidiaries have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, or exclusively licensed or agreed to exclusively license rights to, any Purchaser Owned Intellectual Property to any Person.

(iii)

The Purchaser and the Purchaser Subsidiaries, as applicable, have: (A) the sole and exclusive right to bring proceedings for infringement, misappropriation, dilution, violation or unauthorized use of the Purchaser Owned Intellectual Property without any obligation to obtain consent, joinder or to provide an accounting to any third party; (B) taken such actions as are reasonably necessary to protect the Purchaser Owned Intellectual Property; and (C) taken no action that would adversely affect its rights in the Purchaser Owned Intellectual Property. No interferences, re-examinations, oppositions, cancellation proceedings, inter partes reviews, covered business method reviews, post-grant reviews, pre-issue submission, derivation proceedings or other proceedings pertaining to the Purchaser Owned Intellectual Property are pending or, to the knowledge of the Purchaser, threatened. Neither the Purchaser nor any Purchaser Subsidiary is in material breach of or default under any Contract relating to the Purchaser Owned Intellectual Property or Purchaser Licensed Intellectual Property and, to the knowledge of Purchaser, no third party is in material breach or default under such Contacts.

(iv)

None of the Purchaser, any Purchaser Subsidiary or the conduct of the businesses of the Purchaser and the Purchaser Subsidiaries, as previously conducted or presently conducted, or, to the knowledge of the Purchaser, the SunStream Group, any Franchise Partner or, to the knowledge of the Purchaser, the conduct of the business of the SunStream Group or any Franchise Partner, including use of the Purchaser Owned Intellectual Property on its own or in combination with any Purchaser Licensed Intellectual Property, infringes upon, misappropriates, or violates the Intellectual Property Rights of any Person, and no proceeding is pending or, to the knowledge of the Purchaser, threatened: (A) alleging that the Purchaser, any Purchaser Subsidiary, the SunStream Group or any Franchise Partner, or the conduct of the businesses of the Purchaser, the Purchaser Subsidiaries, the SunStream Group or the Franchise Partners, as applicable, as previously conducted or presently conducted, including use of the Purchaser Owned Intellectual Property on its own or in combination with any Purchaser Licensed Intellectual Property, infringes upon, misappropriates, dilutes or otherwise violates the Intellectual Property Rights of any Person; or (B) alleging that the Purchaser Licensed Intellectual Property is being licensed or sublicensed by the Purchaser, the Purchaser Subsidiaries, the SunStream Group or any Franchise Partner in conflict with the terms of any license or Purchaser Contract or otherwise in violation of any applicable Laws.

(v)	To the knowledge of the Purchaser, no Person is engaging in any activity that infringes upon, misappropriates, dilutes or otherwise violates any Purchaser Owned Intellectual Property.

(vi)

Except as disclosed in the Purchaser Disclosure Letter, the Purchaser and/or the Purchaser Subsidiaries have no obligation to pay and, to the knowledge of the Purchaser, the SunStream Group have no obligation to pay any royalties, license fees, or other amounts or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Purchaser Owned Intellectual Property or Purchaser Licensed Intellectual Property, excluding any amounts payable for any common off-the-shelf software licensed by the Purchaser, the Purchaser Subsidiaries or the SunStream Group, as applicable.

(vii)

The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners have taken such actions as are reasonably necessary (but in no event less than reasonable practices in the industry in which the Purchaser operates) to maintain the confidentiality and investigate suspected misappropriation of the trade secrets of or held by the Purchaser, the Purchaser Subsidiaries, and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners, and other confidential information including by directly or indirectly ensuring either the execution of non-disclosure agreements or the requirement to obtain a confidentiality undertaking with all employees, consultants and third parties who have accessed trade secrets or material confidential information of the Purchaser, the Purchaser Subsidiaries, the SunStream Group or the Franchise Partners, as applicable.

(viii)

Except as disclosed in the Purchaser Disclosure Letter, no government, university, research institute, or other organization has sponsored any Purchaser research or been involved with or otherwise sponsored any development of any Purchaser Owned Intellectual Property, or has any claim of right to or ownership of or other Lien on any Purchaser Owned Intellectual Property. No research and development conducted by or on behalf of Purchaser relating to the Purchaser Owned Intellectual Property was performed by a student or employee of any Governmental Entity, university, or research institute.

(ix)

The Purchaser IT Systems are reasonably sufficient for the immediate needs of the business of the Purchaser and the Purchaser Subsidiaries. The Purchaser IT Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats, or otherwise) for all software, platforms and systems, in each of the foregoing cases, as necessary for the conduct of the respective businesses of the Purchaser and the Purchaser Subsidiaries as currently conducted.

(x)

The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners have implemented reasonable administrative, physical and technical safeguards (but in no event less than what is required by applicable Law (including, for certainty, Privacy Laws) or under any Purchaser Material Contract) to: (A) protect the Purchaser IT Systems and the confidentiality, integrity and security of Personal Information against unauthorized access, use, modification, disclosure or other misuse by any Person; (B) defend Purchaser IT Systems against denial of service attacks, distributed denial of service attacks, hacking attempts, security threats, ransomware incidents, and like attacks and activities by any other Person; and (C) ensure the continued, uninterrupted, and error-free operation of Purchaser IT Systems, including by employing security, maintenance, disaster recovery, redundancy, backup, archiving, virus or malicious device scanning/protection measures, patching and penetration testing and monitoring. The Purchaser and its Subsidiaries maintain, and have remained in compliance with, written policies and procedures concerning the prevention, detection, containment and correction of security violations related to Purchaser IT Systems. The Purchaser IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the businesses of the Purchaser and its Subsidiaries as currently conducted.

(xi)

To the knowledge of the Purchaser, the Purchaser IT Systems have had no material errors or defects that have not been materially remedied. To the knowledge of the Purchaser, the Purchaser IT Systems contain no device or code designed to, in any manner: (A) disrupt, disable, harm distort or otherwise impede or impair the legitimate, normal and authorized operation of or provide unauthorized access to such Purchaser IT Systems (including what are sometimes referred to as “viruses”, “malware”, “spyware”, “ransomware”, “worms”, “time bombs,” “back doors” or “advanced persistent threats”); or (B) damage, destroy, or prevent the access to or use of any data or file without the user’s consent, in each of the foregoing cases, that has not been removed or fully remedied. The Purchaser and its Subsidiaries have not experienced within the past three years any material disruption to, or material interruption in, the conduct of the business of the Purchaser or its Subsidiaries attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or Purchaser IT Systems.

27.	Privacy.

(i)

The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners have taken reasonable commercial steps to comply with all applicable Privacy Laws regarding the collection, storage, retention, use, processing, disclosure, transfer and protection of Personal Information, and all cyber incident, information security and data breach notification and record-keeping requirements thereunder.

(ii)

The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions hereunder, including any transfer of Personal Information resulting from such transactions, will not violate: (A) any applicable Privacy Law, any of the privacy policies of the Purchaser and the Purchaser Subsidiaries (as it currently exists or as it existed at any time during which any applicable Personal Information was collected or obtained by or on behalf of the Purchaser or any of the Purchaser Subsidiaries); or (B) any other privacy and data security requirements imposed on the Purchaser or any Purchaser Subsidiary under any Purchaser Contracts. Upon the Closing, Purchaser will continue to have the right to use such Personal Information on identical terms and conditions as the Purchaser (or the applicable Subsidiary) enjoyed immediately prior to Closing.

(iii)

The Purchaser, the Purchaser Subsidiaries, and, to the knowledge of the Purchaser, the Franchise Partners have not, in the past three years, experienced any loss, damage, unauthorized access, disclosure or use of, or the breach of any security safeguards protecting, any Personal Information in the Purchaser’s (or any Purchaser Subsidiary’s) possession, custody or control, or otherwise held or processed on its behalf.

(iv)

The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners conduct their respective businesses in material compliance with CASL, including the provisions thereunder relating to: (A) the sending of commercial electronic messages (as such term is defined in CASL) only with express or implied consent and with the prescribed contact information and unsubscribe mechanism, and retains records sufficient to demonstrate such compliance; (B) the altering of transmission data (as such term is defined in CASL) only with express consent; and (C) the installation of computer programs on computer systems (as such terms are defined in CASL) only with express consent.

(v)

The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners have established and implemented policies, procedures and practices in material compliance with applicable Law (including Privacy Laws and CASL), and the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners, have operated in accordance with such policies and procedures at all time.

(vi)

No Person (including any Governmental Entity) has commenced or made, or, to the knowledge of Purchaser, threatened to commence or make, any Action, complaint, investigation or inquiry relating to: (A) the information privacy or data security practices of the Purchaser, any Purchaser Subsidiary or any Franchise Partner including with respect to the collection, control, storage, use, access, processing, disclosure, transfer, destruction, disposal and safeguarding of Personal Information maintained by or on behalf of the Purchaser, any Purchaser Subsidiary or any Franchise Partner; or (B) the compliance with Privacy Laws or CASL by the Purchaser, the Purchaser Subsidiaries and Franchise Partners.

28.	Title to the Assets.

(i)

No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material assets owned by the Purchaser, the Purchaser Subsidiaries or, to the knowledge of the Purchaser, the SunStream Group, or any part thereof or interest therein.

(ii)

Except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, no part of the Purchaser Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Purchaser, does any Person have any intent or proposal to give such notice or commence any such proceedings.

29.

Purchaser Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (A) each Purchaser Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Purchaser or a Subsidiary as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; (B) none of the Purchaser, any Purchaser Subsidiary, or, to the knowledge of the Purchaser, any member of the SunStream Group is in breach or default under any Purchaser Material Contract, nor does the Purchaser have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (C) as of the date hereof, none of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Purchaser Material Contract by any other party to any Purchaser Material Contract. As of the date of this Agreement, no Purchaser Material Contract that has been disclosed in the Purchaser Data Room has, since such disclosure, been modified, rescinded or terminated, except in the Ordinary Course.

30.

Insurance. Each of the Purchaser and each Purchaser Subsidiary has been continuously since January 1, 2021, insured by reputable and financially responsible insurers and the insurance policies are appropriate to the business of the Purchaser in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. The insurance policies of the Purchaser and Purchaser Subsidiaries are in full force and effect in accordance with their terms and in good standing.

31.

Related Party Transactions. Except as set forth in the Purchaser Disclosure Letter, The Purchaser, any Purchaser Subsidiary, and, to the knowledge of the Purchaser, any member of the SunStream Group is not indebted to any director, officer, employee or agent of, or independent contractor to, the Purchaser, any Purchaser Subsidiary or member of the SunStream Group, as applicable (except for amounts due in the Ordinary Course as salaries, consulting or contractor fees, bonuses and director’s fees or the reimbursement of expenses). Except as set forth in the Purchaser Disclosure Letter, there are no Purchaser Contracts (other than employment or consulting arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder which is an “insider” (as defined in applicable Securities Laws), officer or director of the Purchaser or any of its Subsidiaries, or any of their respective affiliates or associates; provided, however, that in order to determine whether a shareholder is an “insider” of the Purchaser, the Purchaser may rely solely on disclosure filed on System for Electronic Disclosure by Insiders (SEDI).

SCHEDULE E

KEY REGULATORY APPROVALS

•	Competition Act Approval;

•	Regulatory Approvals of the applicable Governmental Entities required under the Alcohol Retail Laws;

•	Regulatory Approvals of the applicable Governmental Entity required under the Gaming, Liquor and Cannabis Act (Alberta);

•	Regulatory Approvals of the applicable Governmental Entity required under the Cannabis Control (Saskatchewan) Act; and

•

Acquiescence or non-objection from the applicable Governmental Entity having jurisdiction under the Cannabis Licence Act, 2018 (Ontario) to the consummation of the transactions contemplated hereunder (including, without limitation, the Arrangement and any Pre-Closing Reorganization).

E-1